UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 25, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 24, 2018 announcing Turkcell’s Third Quarter 2018 results and Q3 2018 IFRS Report.

TURKCELL ILETISIM HIZMETLERI THIRD QUARTER 2018 RESULTS “OUR DIGITAL BUSINESS MODEL HAS SUSTAINED PROFITABLE GROWTH”

Third Quarter 2018 Results

Contents

HIGHLIGHTS
COMMENTS BY KAAN TERZIOGLU, CEO	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW OF TURKCELL TURKEY	9

TURKCELL INTERNATIONAL
lifecell	10
BeST	11
Kuzey Kıbrıs Turkcell	11
FINTUR	12
TURKCELL GROUP SUBSCRIBERS	12

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	12

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	13

Appendix A – Tables	15

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have three reporting segments:

o
“Turkcell Turkey” which comprises all of our telecom related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms “we”, “us”, and “our” in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom related businesses outside of Turkey.

o	“Other subsidiaries” which is mainly comprised of our information and entertainment services, call center business revenues, financial services revenues and inter-business eliminations.

•
In this press release, a year-on-year comparison of our key indicators is provided, and figures in parentheses following the operational and financial results for September 30, 2018 refer to the same item as at September 30, 2017. For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2018, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the third quarter and nine months of 2017 and 2018 is based on IFRS figures in TRY terms unless otherwise stated.

2

Third Quarter 2018 Results

•
In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016. Certain operating data that we previously presented with Fintur included has been restated without Fintur.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

FINANCIAL HIGHLIGHTS

TRY million	Q317	Q318	y/y %	9M17	9M18	y/y %
Revenue	4,597	5,799	26.1%	12,966	15,666	20.8%
EBITDA[1]	1,632	2,393	46.6%	4,489	6,549	45.9%
EBITDA Margin (%)	35.5%	41.3%	5.8pp	34.6%	41.8%	7.2pp
Net Income	601	241	(59.8%)	1,763	1,157	(34.4%)

THIRD QUARTER HIGHLIGHTS

•	Strong set of results achieved in a challenging macro environment:

o	All-time high quarterly revenue and EBITDA at the Group level

o	Group revenues up 26% year-over-year, 59% on two-year cumulative basis

o	Resilience at operating profitability level; Group EBITDA including the impact of new IFRS standards up 47% year-over-year, 97% on two-year cumulative basis, EBITDA margin at 41.3%

o	Net Profitability despite high volatility in financial markets thanks to prudent financial risk management

o	Operational Capex/Sales at 16%, in line with our plan

•	Operational performance continued with solid results:

o	Record-high mobile ARPU[2] growth of 18% on the back of successful execution of digital services-focused strategy and upsell performance

o	Strong customer loyalty reflected by mobile churn rate of 2.2%[3], and leading NPS in the sector

o	Mobile triple play subscriber ratio[4] at 63.9%, up 13.5pp year-over-year; multiplay with TV subscribers ratio[5] at 47.5%, up 5.2pp year-over-year

o	Data usage of 4.5G users at 7.0GB in Q318

o	18.2 million 4.5G compatible smartphones on our network, up 0.5 million quarter-on-quarter

•	Second installment of dividend distributed on September 17

•
We upgrade our guidance[6] for 2018. Accordingly, we are targeting revenue growth of 20%-22% up from 16%-18% range and EBITDA margin of 39%-41% up from 37%-40% range. We keep our target operational capex over sales ratio[7] of 19%-18% unchanged.

3

Third Quarter 2018 Results

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Excluding M2M
(3) Average monthly churn rate for the respective quarter
(4) Share of mobile voice line users which excludes subscribers who have not used their line in the last 3 months. Triple play refers to mobile customers who use voice, data and one of core digital services.
(5) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users
(6) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2017 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein
(7) Excluding license fee
For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2018 which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

COMMENTS BY KAAN TERZIOGLU, CEO

Our digital business model has sustained profitable growth; we once again raise our guidance

Our business model developed over the past 3.5 years has successfully weathered the tough macro-environment of the third quarter of 2018. Our digital services, which aim to create value for every one of 1440 minutes each day, was downloaded nearly 130 million times. The data usage of 4.5G users reached 7GB per month on average this quarter. Even more customers have promoted us, reflecting higher satisfaction. Such strong operational performance coupled with prudent financial risk management has led to continued growth in revenues and EBITDA1, despite strong macro headwinds.

Our revenues rose 26.1% to TRY5.8 billion with EBITDA reaching TRY2.4 billion on 46.6% year-on-year growth in the third quarter. The EBITDA margin reached 41.3%. In the first nine months, Turkcell Group grew 20.8% printing revenues of TRY15.7 billion with EBITDA of TRY6.5 billion on a 45.9% rise.

Considering the strong nine-month performance, we raise our full year revenue growth and EBITDA margin guidance2 to 20-22% and 39-41%, respectively. Our capital expenditure, monitored for efficiency at all times, remains on track at 18-19% operational capex3 over sales ratio guidance.

Our postpaid subscribers have reached 19 million

Our postpaid base reached 19 million with 191 thousand quarterly net additions, bringing total mobile subscribers to 34.9 million. Nearly 64% of our mobile customers have opted for multi-play4 and actively used our voice, data and at least one digital service, marking a 13.5pp yearly increase. In the fixed segment, total fiber subscribers exceeded 1.3 million on a 43 thousand quarterly increase, while multiplay with TV+ users5 rose to 47.5% of fiber residential subscribers.

Our customers’ higher data and digital services usage, upsell to higher tariffs, and the rising share of postpaid subscribers have led to higher ARPU. Mobile ARPU6 grew by 18% year-on-year to TRY38.7, while fixed residential ARPU reached TRY55.3.

Lifecell customer base expanded with freedom of choice

We introduced a unique curation model for our subscribers using Lifecell tariffs, namely our data-only offering built on the digital services and mobile data platform, in the last quarter. With this model, Lifecell tariff users are free to choose services other than Turkcell’s as part of their tariffs. Fueled by this new model, Lifecell subscribers have almost doubled this quarter too, reaching 1.6 million by October.

Digital exports on track with BiP

Total downloads of our digital services that enrich our customers’ lives have reached 130 million this quarter. We will continue to work towards expanding and improving our portfolio with the ultimate aim of reaching one billion downloads within three years.

4

Third Quarter 2018 Results

Our communication and experience platform, BiP was proudly developed through internal resources in Turkey to provide an enriched messaging service. And now, it allows the use of two numbers on a single handset, and money transfer in addition to its multiuser video and voice call capability, and subscription to service provider channels. With a significant hike this quarter, total BiP downloads reached 30.3 million with 9.7 million active users7. BiP’s first ads abroad were broadcast on digital screens in New York’s Times Square during the week of the UN General Assembly in September, accelerating the global communication of our flagship service.

Total downloads of our digital music platform fizy reached 19.2 million where more than 7.8 million songs are streamed daily on average. 36 live concerts were broadcasted this quarter on fizy. Moreover, fizy is now equipped with “voice over” capability for the visually-impaired. Turkey’s most popular digital publishing platform, Dergilik, with its rich content that includes international magazines has 13 million active users. Over 43 million magazines and newspapers were read in the first nine months. Launched a year ago, Turkey’s search engine, Yaani has been downloaded 6.5 million times to date, with around 1.8 million searches conducted daily on average.

Meanwhile, we have achieved significant milestones in providing a digital infrastructure to other service providers. Our “Fast Log-in” app, which enables safe and fast entry to mobile applications and online websites, has 12.2 million registered users. Fast Log-in is integrated to some 31 services through which around 23 million logins were facilitated during the quarter. With this application, Turkey became the first market in the world to meet the commercial sustainability criteria set by the GSMA (Global Mobile Operators Association). Live-contest application, Hadi is one of those applications integrated to Fast Log-in. Making use of Turkcell e-commerce competences and infrastructure, it is a new media and entertainment platform for mobile internet users. Hadi takes place every evening for 25 minutes where to date, some 700 thousand people have attended in a single session.

We continue to invest in our future, the younger generation

We have continued to invest in our human capital with a view to enlarging our economy though digitization. 232 new graduates have now joined the Turkcell family through our innovative recruitment program GNÇYTNK.

We have already announced our agenda of helping children to avoid cyber risks and thrive in the digital world, and our partnership with the DQ Institute for this purpose. DQ Institute practices were set as global standards for digital literacy and capability by the OECD and IEEE at the World Economic Forum in September. We are proud to offer this valuable service to children and their families over the coming months.

If Turkey wins, Turkcell wins

As Turkey’s Turkcell, we have fully supported the “All-Out War Program Against Inflation” unveiled by the Turkish Government, doubling the data quota assigned to each tariff and our digital services. We believe that Turkey will emerge from this period of volatile macro conditions with an economy stronger than before, and fully support this effort with our digital capacities.

We thank all our colleagues for the role they have played in the successful exceeding of our targets, along with our Board of Directors for their unyielding trust and support. We also express our gratitude to our customers, who have remained with us throughout our success story.

5

Third Quarter 2018 Results

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(2) Please note that this paragraph contains forward looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2017 filed with U.S. Securities and Exchange Commission, and in particular, the risk factor section therein
(3) Excluding license fee
(4) Share of mobile voice line users which excludes subscribers who have not used their line in the last 3 months. Triple Play refers to mobile customers who use voice, data and one of core digital services.
(5) Multiplay subscribers with TV: Fiber internet + IPTV users & fiber internet + IPTV + fixed voice users
(6) Excluding M2M
(7) 3-month active users

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Quarter			Nine Months
	Q317	Q318	y/y %	9M17	9M18	y/y %
Revenue	4,597.4	5,799.2	26.1%	12,966.0	15,666.2	20.8%
Cost of revenue[1]	(2,282.3)	(2,769.8)	21.4%	(6,437.5)	(7,250.4)	12.6%
Cost of revenue1/Revenue	(49.6%)	(47.8%)	1.8pp	(49.6%)	(46.3%)	3.3pp
Gross Margin[1]	50.4%	52.2%	1.8pp	50.4%	53.7%	3.3pp
Administrative expenses	(194.3)	(226.8)	16.7%	(577.9)	(635.5)	10.0%
Administrative expenses/Revenue	(4.2%)	(3.9%)	0.3pp	(4.5%)	(4.1%)	0.4pp
Selling and marketing expenses	(488.4)	(409.8)	(16.1%)	(1,461.3)	(1,231.1)	(15.8%)
Selling and marketing expenses/Revenue	(10.6%)	(7.1%)	3.5pp	(11.3%)	(7.9%)	3.4pp
EBITDA[2]	1,632.4	2,392.8	46.6%	4,489.3	6,549.0	45.9%
EBITDA Margin	35.5%	41.3%	5.8pp	34.6%	41.8%	7.2pp
Depreciation and amortization	(651.0)	(975.1)	49.8%	(1,896.4)	(3,001.0)	58.2%
EBIT[3]	981.4	1,417.7	44.5%	2,592.9	3,548.0	36.8%
Net finance income / (costs)	(165.4)	(868.7)	425.2%	(216.2)	(1,668.5)	671.7%
Finance income	175.7	1,911.3	987.8%	619.1	3,158.0	410.1%
Finance costs	(341.1)	(2,779.9)	715.0%	(835.3)	(4,826.5)	477.8%
Other income / (expense)	(39.9)	(123.0)	208.3%	(73.0)	(186.6)	155.6%
Non-controlling interests	(14.4)	(39.9)	177.1%	(38.2)	(78.5)	105.5%
Share of profit of equity accounted investees	-	(0.4)	n.m	-	(0.4)	n.m
Income tax expense	(161.1)	(144.4)	(10.4%)	(502.2)	(456.8)	(9.0%)
Discontinued operations	-	-	-	-	-	-
Net Income	600.6	241.3	(59.8%)	1,763.2	1,157.2	(34.4%)

(1) Excluding depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.
(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 26.1% year-on-year in Q318. This was mainly driven by the robust ARPU performance of Turkcell Turkey on the back of successful execution of our digital services-focused strategy and upsell performance.

Turkcell Turkey revenues, comprising 86% of Group revenues, rose by 22.6% to TRY4,959 million (TRY4,044 million).

-	Data and digital services revenues grew by 17.7% to TRY3,179 million (TRY2,702 million).

6

Third Quarter 2018 Results

o	Larger number of data users, higher 4.5G smartphone penetration leading to higher data consumption per user and increased penetration of digital services were the main drivers on the mobile front.

o	On the fixed front, a larger subscriber base and increased ratio of multiplay subscribers with TV were the main drivers.

-	Wholesale revenues grew by 75.0% to TRY319 million (TRY182 million) on the back of increased carrier traffic and the positive impact of TRY depreciation on FX based revenues.

Turkcell International revenues, at 7% of Group revenues, increased 55.4% to TRY424 million (TRY273 million), mainly with the rise in lifecell and BeST revenues.

Other subsidiaries’ revenues, at 7% of Group revenues, and which includes information and entertainment services, call center revenues and revenues from financial services rose by 48.2% to TRY416 million (TRY280 million). This was mainly driven by the increase in the consumer finance company’s revenues to TRY252 million (TRY166 million) in Q318.

Cost of revenue (excluding depreciation and amortization) declined to 47.8% (49.6%) as a percentage of revenues in Q318. This was mainly due to the decline in radio expenses (2.7pp), personnel expenses (1.1pp) and other cost items (0.5pp), despite the rise in TRX expenses (1.3pp) and cost of goods sold (1.2pp) as a percentage of revenues.

The impact of new IFRS standards is TRY216 million positive in cost of revenue items.

Administrative expenses declined to 3.9% (4.2%) as a percentage of revenues in Q318. The impact of new IFRS standards is TRY18 million positive.

Selling and marketing expenses declined to 7.1% (10.6%) as a percentage of revenues in Q318. This was driven by the decline in marketing expenses (1.0pp) and selling expenses (2.7pp) despite the increase in other cost items (0.2pp) as a percentage of revenues.

The impact of new IFRS standards is TRY162 million positive.

EBITDA1 rose by 46.6% year-on-year in Q318 leading to a 5.8pp increase in EBITDA margin to 41.3% (35.5%).
The impact of new IFRS standards on EBITDA is TRY382 million positive. Excluding IFRS impacts, EBITDA rose 23.2% on the back of strong revenue growth and effective cost management.

-	Turkcell Turkey’s EBITDA grew by 43.0% to TRY2,089 million (TRY1,461 million) with an EBITDA margin of 42.1% (36.1%) on a 6pp increase. The impact of new IFRS standards is TRY331 million positive.

-	Turkcell International EBITDA rose by 104.8% to TRY151 million (TRY74 million) leading to an EBITDA margin of 35.5% (26.9%). The impact of new IFRS standards is TRY40 million positive.

-
The EBITDA of other subsidiaries rose by 56.3% to TRY154 million (TRY98 million) with the increasing contribution of our consumer finance company. The impact of new IFRS standards is TRY10 million positive.

Depreciation and amortization expenses increased 49.8% in Q318. The impact of new IFRS standards is TRY246 million negative in depreciation and amortization expenses.

Net finance expense rose to TRY869 million (TRY165 million) in Q318, mainly due to higher net foreign exchange losses on FX volatility, and to higher interest expenses resulting from a larger loan portfolio. Our net foreign exchange loss after the positive impact of the hedging instruments this quarter was TRY716 million. Please note that the Group has started to apply hedge accounting as of July 1, 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with the IFRS 9 hedge accounting requirement. Please see the IFRS report for details. Furthermore, the impact of new IFRS standards was TRY52 million negative on net finance expense.

7

Third Quarter 2018 Results

See Appendix A for details of net foreign exchange gain and loss.

Income tax expense declined 10.4% year-on-year in Q318. Please see Appendix A for details.

Net income of the Group was at TRY241 million (TRY601 million) in Q318, mainly due to higher net foreign exchange loss, and increased interest expenses on loans, despite the robust operational performance.

Total cash & debt: Consolidated cash as of September 30, 2018 rose to TRY8,749 million from TRY7,081 million as of June 30, 2018. Excluding the FX swap transactions for TRY borrowing, 77% of our cash is in US$ and 23% is in EUR.

Consolidated debt as of September 30, 2018 rose to TRY23,055 million from TRY18,449 million as of June 30, 2018. This increase was mainly due to the FX impact on foreign currency denominated debt. Moreover, TRY1,086 million of our consolidated debt is comprised of lease obligations resulting from the implementation of IFRS 16.

•	Consolidated debt breakdown excluding lease obligations resulting from the implementation of IFRS 16:

-
Turkcell Turkey’s debt was TRY15,776 million, of which TRY8,690 million (US$1,451 million) was denominated in US$, TRY6,667 million (EUR959 million) in EUR, TRY180 million (CNY208 million) in CNY and the remaining TRY239 million in TRY.

-	The debt balance of lifecell was TRY1,027 million denominated in UAH.

-
Our consumer finance company had a debt balance of TRY5,161 million, of which TRY2,353 million (US$393 million) was denominated in US$, and TRY1,637 million (EUR236 million) in EUR with the remaining TRY1,171 million in TRY.

(1) EBITDA is a non-GAAP financial measure. See page 13 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

•
TRY753.7 million of IFRS 16 lease obligations is denominated in TRY, TRY115.2 million (US$19.2 million) in US$, TRY66.6 million (EUR9.6 million) in EUR and the remaining balance in other local currencies (please note that the figures in parentheses refer to US$ or EUR equivalents).

TRY13,249 million of our consolidated debt is set at a floating rate. Excluding the consumer finance business borrowings, TRY4,385 million of consolidated debt will mature within less than a year.

Net debt as of September 30, 2018 was at TRY14,306 million. Excluding lease obligations resulting from the implementation of IFRS 16, net debt was at TRY13,220 million with a net debt to EBITDA ratio of 1.8 times. Excluding consumer finance company consumer loans, our telco only net debt was at TRY8,430 million with a leverage of 1.2 times.

Turkcell Group’s short FX position was at US$255 million as at the end of Q318. This is below the US$500 million level advised by our Board considering the size of our operations and balance sheet.  (Please note that this figure takes into account advance payments and hedging but excludes FX swap transactions for TL borrowing).

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY1,083.7 million (excluding the impact of new IFRS standards) in Q318.

In Q318 and 9M18, operational capital expenditures (excluding license fees) at the Group level were at 16.1% and 16.0% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Nine Months
	Q317	Q318	9M17	9M18
Turkcell Turkey	(873.1)	(780.0)	(2,104.6)	(2,309.8)
Turkcell International[1]	(60.5)	(301.6)	(163.1)	(712.2)
Other Subsidiaries[1]	(4.5)	(2.0)	(15.1)	(11.8)
Capex and License	(938.1)	(1,083.7)	(2,282.8)	(3,033.8)
 (1) The impact from the movement of reporting currency (TRY) against local currencies of subsidiaries in other countries is included in these lines.

8

Third Quarter 2018 Results

Operational Review of Turkcell Turkey

Summary of Operational Data	Q317	Q218	Q318	y/y %	q/q %
Number of subscribers (million)	37.2	37.6	37.8	1.6%	0.5%
Mobile Postpaid (million)	18.4	18.8	19.0	3.3%	1.1%
Mobile M2M (million)	2.3	2.5	2.5	8.7%	-
Mobile Prepaid (million)	16.3	16.0	15.9	(2.5%)	(0.6%)
Fiber (thousand)	1,156.5	1,288.5	1,331.3	15.1%	3.3%
ADSL (thousand)	917.4	916.7	917.6	-	0.1%
IPTV (thousand)	466.6	559.9	581.5	24.6%	3.9%
Churn (%)[1]
Mobile Churn (%)[2]	1.9%	1.9%	2.2%	0.3pp	0.3pp
Fixed Churn (%)	1.8%	1.5%	1.8%	-	0.3pp
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	30.9	32.7	36.2	17.2%	10.7%
Mobile ARPU, blended (excluding M2M)	32.8	34.9	38.7	18.0%	10.9%
Postpaid	44.3	47.1	50.8	14.7%	7.9%
Postpaid (excluding M2M)	50.0	53.7	58.1	16.2%	8.2%
Prepaid	15.7	15.8	18.9	20.4%	19.6%
Fixed Residential ARPU, blended	53.5	55.4	55.3	3.4%	(0.2%)
Average mobile data usage per user (GB/user)	4.2	5.0	5.4	28.6%	8.0%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	366.2	364.4	372.6	1.7%	2.3%

(1)	Presentation of churn figures has been changed to demonstrate average monthly churn figures for the respective quarters.

(2)
In Q117, our churn policy was revised to extend from 9 months to 12 months (the period at the end of which we disconnect prepaid subscribers who have not topped up above TRY10). Additionally, under our revised policy, prepaid customers who last topped up before March will be disconnected at the latest by year-end. Please note that figures for prior periods have not been restated to reflect this change in churn policy.

In Q318, total Turkcell Turkey subscribers reached 37.8 million on 591 thousand annual additions on the back of our rich value proposition through quality of our 4.5G network and an attractive digital services portfolio.

Our mobile subscriber base reached 34.9 million by the end of Q318 on 128 thousand quarterly net additions. This was mainly driven by 191 thousand quarterly net additions to our postpaid subscribers, which reached 19 million mainly due to our rich value proposition and pre to post switch performance. Accordingly, the share of postpaid subscribers reached 54.5% (53.0%) of our total mobile subscriber base.

Our fixed subscriber base has continued to grow mainly on 43 thousand quarterly net additions to fiber subscribers. Our fiber customer base grew by 175 thousand on annual basis. IPTV subscribers reached 582 thousand on 22 thousand quarterly and 115 thousand annual net additions. Total TV users including OTT TV only customers reached 3.1 million. As of October, Turkcell TV+ mobile application downloads reached 10.1 million.

In Q318, our average monthly mobile churn rate was at 2.2%, while our average monthly fixed churn rate was at 1.8%.

Mobile ARPU (excluding M2M) rose 18.0% year-on-year driven mainly by increased data and digital services usage, upsell performance and a larger postpaid base. ARPU growth was also supported by the increased share of triple play customers, who use voice, data and digital services combined, to 63.9%3.

Fixed Residential ARPU rose 3.4% in Q318 year-on-year.

Average mobile data usage per user rose by 28.6% in Q318 year-on-year on the back of higher data consumption of 4.5G users. Accordingly, the average mobile data usage of 4.5G users was at 7.0GB in Q318.

In Q318, we continued to increase the 4.5G compatible smartphone penetration on our network. 4.5G compatible smartphones rose to 18.2 million on 0.5 million quarterly additions to 79% of total smartphones in Q318.

9

Third Quarter 2018 Results

(3) Share among mobile voice users excluding subscribers who have not used their lines in the last 3 months. Triple Play refers to mobile customers who use voice, data and one of core digital services

TURKCELL INTERNATIONAL

lifecell[1] Financial Data	Quarter			Nine Months
	Q317	Q318	y/y%	9M17	9M18	y/y%
Revenue (million UAH)	1,253.3	1,367.1	9.1%	3,606.8	3,851.5	6.8%
EBITDA (million UAH)	371.9	610.0	64.0%	995.2	1,678.6	68.7%
EBITDA margin (%)	29.7%	44.6%	14.9pp	27.6%	43.6%	16.0pp
Net income / (loss) (million UAH)	(92.1)	(185.6)	101.5%	(324.1)	(570.5)	76.0%
Capex (million UAH)[2]	234.2	576.8	146.3%	915.8	3,099.3	238.4%
Revenue (million TRY)	169.1	275.0	62.6%	486.7	650.6	33.7%
EBITDA (million TRY)	50.2	115.0	129.1%	134.3	283.6	111.2%
EBITDA margin (%)	29.7%	41.8%	12.1pp	27.6%	43.6%	16.0pp
Net income / (loss) (million TRY)	(12.4)	(34.8)	180.6%	(43.7)	(93.9)	114.9%

(1) Since July 10, 2015, we hold a 100% stake in lifecell.
(2) Excluding the impact of new IFRS standards

lifecell (Ukraine) revenues rose by 9.1% year-on-year in Q318 in local currency terms, mainly driven by growth in mobile data revenues with increased data users and higher data consumption. EBITDA in local currency terms increased 64.0% year-on-year, which resulted in an EBITDA margin of 44.6% with effective cost control measures and the positive impact of new IFRS standards.

lifecell’s revenues in TRY terms grew by 62.6%, while the EBITDA margin increased to 41.8% year-on-year in Q318. The impact of new IFRS standards on lifecell’s EBITDA is TRY35 million positive in Q318.

lifecell Operational Data	Q317	Q218	Q318	y/y%	q/q %
Number of subscribers (million)[3]	11.7	10.1	10.1	(13.7%)	-
Active (3 months)[4]	8.2	7.8	7.6	(7.3%)	(2.6%)
MOU (minutes) (12 months)	128.2	147.4	145.8	13.7%	(1.1%)
ARPU (Average Monthly Revenue per User), blended (UAH)	34.6	41.7	45.0	30.1%	7.9%
Active (3 months) (UAH)	50.4	55.5	59.3	17.7%	6.8%

(3) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(4) Active subscribers are those who in the past three months made a revenue generating activity.

lifecell’s three-month active subscriber base declined to 7.6 million in Q318, mainly due to the declining multiple SIM card usage trend in the country. Blended ARPU increased 30.1% year-on-year in Q318, mostly on rising mobile data consumption. Additionally, lifecell continued to grow higher ARPU customers leveraging the quality of its 3G and 4.5G networks, and its attractive digital services portfolio.

lifecell has continued its 4.5G network roll-out in Q318, launching its services on the 1800 MHz frequency on July 1st in addition to the introduction of services on the 2600 MHz frequency in March. The penetration of 4.5G services continued to rise as reflected by the number of 3-month active 4.5G users, which expanded by over 50% during the quarter. Overall, 3 month active data users on 3G and 4.5G networks in total exceeded 4.2 million, while average data consumption per user ramped up by 156% year-on-year, mainly with the higher data consumption of 4.5G users. Meanwhile, lifecell continued to lead the Ukrainian market with 73% smartphone penetration.

10

Third Quarter 2018 Results

In line with Turkcell’s global digital services strategy, lifecell continued to enrich its digital services portfolio and increase the penetration of these services within its customer base, which led to increased digitals services revenues.
BeST[1]	Quarter			Nine Months
	Q317	Q318	y/y%	9M17	9M18	y/y%
Number of subscribers (million)	1.6	1.6	-	1.6	1.6	-
Active (3 months)	1.3	1.2	(7.7%)	1.3	1.2	(7.7%)
Revenue (million BYN)	29.9	32.2	7.7%	81.4	92.0	13.0%
EBITDA (million BYN)	1.9	5.5	189.5%	2.5	15.2	508.0%
EBITDA margin (%)	6.5%	17.1%	10.6pp	3.0%	16.5%	13.5pp
Net loss (million BYN)	(9.9)	(8.5)	(14.1%)	(32.6)	(28.8)	(11.7%)
Capex (million BYN)[2]	3.0	1.8	(40.0%)	8.2	7.5	(8.5%)
Revenue (million TRY)	53.9	87.1	61.6%	152.2	209.1	37.4%
EBITDA (million TRY)	3.5	14.0	300.0%	4.5	34.8	673.3%
EBITDA margin (%)	6.5%	16.1%	9.6pp	3.0%	16.6%	13.6pp
Net loss (million TRY)	(17.9)	(23.2)	29.6%	(61.2)	(64.7)	5.7%
Capex (million TRY)[2]	5.5	8.3	50.9%	14.8	21.3	43.9%

(1) BeST, in which we hold an 80% stake, has operated in Belarus since July 2008.
(2) Excluding the impact of new IFRS standards

BeST revenues rose by 7.7% year-on-year in Q318 in local currency terms, mainly on growth in voice, mobile data and device sale revenues. BeST’s EBITDA margin rose to 17.1%, mainly driven by top-line growth and the implementation of new IFRS standards.

BeST’s revenues in TRY terms rose by 61.6% year-on-year in Q318, while its EBITDA margin increased to 16.1%. The impact of new IFRS standards on BeST’s EBITDA is TRY10.7 million positive in Q318.

BeST continued to increase its 4G coverage offering its services in all regions of Belarus. Increasing penetration of 4G services leads to greater data consumption and paves the way for digital services usage. Accordingly, BeST continued to increase the penetration of its digital services within its customer base and saw increasing digital revenues on the back of music, TV and gaming platforms. BeST introduced its new game platform for the kids segment this quarter.

Kuzey Kıbrıs Turkcell[3] (million TRY)	Quarter			Nine Months
	Q317	Q318	y/y%	9M17	9M18	y/y%
Number of subscribers (million)	0.5	0.5	-	0.5	0.5	-
Revenue	40.7	45.6	12.0%	117.0	134.3	14.8%
EBITDA	14.2	16.0	12.7%	42.4	47.3	11.6%
EBITDA margin (%)	34.8%	35.0%	0.2pp	36.3%	35.2%	(1.1pp)
Net income	8.9	8.7	(2.2%)	26.3	24.0	(8.7%)
Capex[4]	19.8	18.9	(4.5%)	27.6	30.4	10.1%

(3) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.
(4) Excluding the impact of new IFRS standards
Kuzey Kıbrıs Turkcell revenues rose by 12.0% year-on-year in Q318, mainly driven by mobile data revenue growth and increase in device sales. EBITDA increased by 12.7%, which led to an EBITDA margin of 35.0% with the positive impact of new IFRS impacts despite the rise in costs of devices sold and interconnection expenses. The impact of new IFRS standards on Kuzey Kıbrıs Turkcell’s EBITDA is TRY1.3 million positive in Q318.

11

Third Quarter 2018 Results

Fintur had operations in Azerbaijan, Kazakhstan, Moldova and Georgia, and we hold a 41.45% stake in the company. In accordance with our strategic approach and IFRS requirements, Fintur is classified as ‘held for sale’ and reported as discontinued operations as of October 2016.
On March 5, 2018, Fintur transferred its 51.3% total shareholding in Azertel Telekomunikasyon Yatirim Diş Ticaret A.Ş to Azerbaijan International Telecom LLC, a fully state-owned company of the Republic of Azerbaijan, for EUR221.7 million.

On March 20, 2018, Fintur completed the transfer of its 99.99% total shareholding in Geocell LLC to Silknet JSC, a joint stock company organized under the laws of Georgia, for a total consideration of US$153 million.

These transactions have no impact on our financial statements since Fintur is classified as “assets held for sale” in our financials.

Turkcell Group Subscribers

Turkcell Group subscribers amounted to approximately 50.3 million as of September 30, 2018. This figure is calculated by taking the number of subscribers of Turkcell Turkey and each of our subsidiaries. It includes the total number of mobile, fiber, ADSL and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell and BeST, as well as those of Kuzey Kıbrıs Turkcell and lifecell Europe.

Turkcell Group Subscribers	Q317	Q218	Q318	y/y%	q/q%
Mobile Postpaid (million)	18.4	18.8	19.0	3.3%	1.1%
Mobile Prepaid (million)	16.3	16.0	15.9	(2.5%)	(0.6%)
Fiber (thousand)	1,156.5	1,288.5	1,331.3	15.1%	3.3%
ADSL (thousand)	917.4	916.7	917.6	0.0%	0.1%
IPTV (thousand)	466.6	559.9	581.5	24.6%	3.9%
Turkcell Turkey subscribers (million)[1]	37.2	37.6	37.8	1.6%	0.5%
lifecell (Ukraine)	11.7	10.1	10.1	(13.7%)	-
BeST (Belarus)	1.6	1.6	1.6	-	-
Kuzey Kıbrıs Turkcell	0.5	0.5	0.5	-	-
lifecell Europe[2]	0.3	0.3	0.2	(33.3%)	(33.3%)
Turkcell Group Subscribers (million)	51.3	50.1	50.3	(1.9%)	0.4%
(1) Subscribers to more than one service are counted separately for each service.
(2) The “wholesale traffic purchase” agreement, signed between Turkcell Europe GmbH operating in Germany and Deutsche Telekom for five years in 2010, had been modified to reflect the shift in business model to a “marketing partnership”. The new agreement between Turkcell and a subsidiary of Deutsche Telekom was signed on August 27, 2014. The transfer of Turkcell Europe operations to Deutsche Telekom’s subsidiary was completed on January 15, 2015. Subscribers are still included in the Turkcell Group Subscriber figure. Turkcell Europe was rebranded as lifecell Europe on January 15, 2018.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Nine Months
	Q317	Q218	Q318	y/y%	q/q%	9M17	9M18	y/y%
GDP Growth (Turkey)	11.5%	5.2%	n.a	n.a	n.a	7.5%	n.a	n.a
Consumer Price Index (Turkey) (yoy)	11.2%	15.4%	24.5%	13.3pp	9.1pp	11.2%	24.5%	13.3pp
US$ / TRY rate
Closing Rate	3.5521	4.5607	5.9902	68.6%	31.3%	3.5521	5.9902	68.6%
Average Rate	3.4999	4.2639	5.5223	57.8%	29.5%	3.5763	4.5313	26.7%
EUR / TRY rate
Closing Rate	4.1924	5.3092	6.9505	65.8%	30.9%	4.1924	6.9505	65.8%
Average Rate	4.1241	5.0636	6.4356	56.0%	27.1%	3.9867	5.3929	35.3%
US$ / UAH rate
Closing Rate	26.52	26.19	28.30	6.7%	8.1%	26.52	28.30	6.7%
Average Rate	25.94	26.24	27.43	5.7%	4.5%	26.50	27.03	2.0%
US$ / BYN rate
Closing Rate	1.9623	1.9898	2.1121	7.6%	6.1%	1.9623	2.1121	7.6%
Average Rate	1.9404	1.9975	2.0408	5.2%	2.2%	1.9100	2.0015	4.8%

12

Third Quarter 2018 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, finance expense, share of profit of equity accounted investees, gain on sale of investments, minority interest and other income/(expense).

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS as issued by the IASB, to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS as issued by the IASB.

Turkcell Group (million TRY)	Quarter			Nine Months
	Q317	Q318	y/y%	9M17	9M18	y/y%
Adjusted EBITDA	1,632.4	2,392.8	46.6%	4,489.3	6,549.0	45.9%
Depreciation and amortization	(651.0)	(975.1)	49.8%	(1,896.4)	(3,001.0)	58.2%
Finance income	175.7	1,911.3	987.8%	619.1	3,158.0	410.1%
Finance costs	(341.1)	(2,779.9)	715.0%	(835.3)	(4,826.5)	477.8%
Other income / (expense)	(39.9)	(123.0)	208.3%	(73.0)	(186.6)	155.6%
Share of profit of equity accounted investees	-	(0.4)	n.m	-	(0.4)	n.m
Consolidated profit from continued operations before income tax & minority interest	776.1	425.6	(45.2%)	2,303.7	1,692.5	(26.5%)
Income tax expense	(161.1)	(144.4)	(10.4%)	(502.2)	(456.8)	(9.0%)
Consolidated profit from continued operations before minority interest	615.0	281.2	(54.3%)	1,801.4	1,235.7	(31.4%)
Discontinued operations	-	-	-	-	-	-
Consolidated profit before minority interest	615.0	281.2	(54.3%)	1,801.4	1,235.7	(31.4%)

13

Third Quarter 2018 Results

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2018. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2017 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 8 countries – Turkey, Ukraine, Belarus, Northern Cyprus, Germany, Azerbaijan, Kazakhstan, Moldova. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. In 2G and 3G, Turkcell’s population coverage in Turkey is at 99.68% and 98.23%, respectively, as of September 2018. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY5.8 billion revenue in Q318 with total assets of TRY45.4 billion as of September 30, 2018. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

This press release can also be viewed using the Turkcell Investor Relation app, which can be downloaded here for iOS, and here for Android mobile devices.

14

Third Quarter 2018 Results

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY	Quarter			Nine Months
	Q317	Q318	y/y%	9M17	9M18	y/y%
Turkcell Turkey	(140.4)	(1,811.8)	n.m	(340.3)	(2,836.5)	733.5%
Turkcell International	(1.3)	(80.6)	n.m	1.1	(123.6)	n.m
Other Subsidiaries	(19.3)	(818.2)	n.m	(22.6)	(1,205.1)	n.m
Net FX loss before hedging	(161.0)	(2,710.5)	n.m	(361.8)	(4,165.0)	n.m
Fair value gain on derivative financial instruments[1]	87.3	1,993.9	n.m	215.7	2,775.2	n.m
Net FX gain / (loss) after hedging	(73.7)	(716.5)	872.2%	(146.1)	(1,389.8)	851.3%
(1)
Definition of fair value gain on derivative financial instruments has been extended to include the impact of interest income and expense in relation to derivative instruments and fair value of FX swaps engaged in during the period to manage operational cash flow balance. Please note that figures for prior periods have not been restated to reflect this change in definition.

Table: Income tax expense details

Million TRY	Quarter			Nine Months
	Q317	Q318	y/y%	9M17	9M18	y/y%
Current tax expense	(120.7)	(178.3)	47.7%	(353.7)	(540.0)	52.7%
Deferred tax income / (expense)	(40.4)	33.9	(183.9%)	(148.5)	83.2	(156.0%)
Income Tax expense	(161.1)	(144.4)	(10.4%)	(502.2)	(456.8)	(9.0%)

15

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
As at 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Note	30 September 2018	31 December 2017
Assets
Property, plant and equipment	9	10,542,071	9,665,408
Right-of-use assets	11	1,444,026	-
Intangible assets	10	9,873,705	8,340,410
Investment properties		15,369	980
Trade receivables		135,386	155,634
Receivables from financial services		1,322,739	1,297,597
Deferred tax assets		140,617	96,060
Investments in equity accounted investees	19	13,393	-
Held to maturity investments		-	654
Other non-current assets		838,982	356,620
Total non-current assets		24,326,288	19,913,363

Inventories		154,950	104,102
Trade receivables and accrued income		3,363,060	2,848,572
Due from related parties		8,992	5,299
Receivables from financial services		3,467,098	2,950,523
Derivative financial instruments		2,140,218	981,396
Held to maturity investments		12,435	11,338
Cash and cash equivalents		8,749,191	4,712,333
Other current assets		1,253,215	1,160,605
Subtotal		19,149,159	12,774,168
Assets classified as held for sale	12	1,928,649	1,294,938

Total current assets		21,077,808	14,069,106

Total assets		45,404,096	33,982,469

Equity
Share capital		2,200,000	2,200,000
Share premium		269	269
Treasury shares (-)		(101,114)	(56,313)
Additional paid in capital		35,026	35,026
Reserves		2,060,634	1,542,679
Remeasurements of employee termination benefit		(44,776)	(44,776)
Retained earnings		10,652,643	11,312,276
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		14,802,682	14,989,161
Non-controlling interests		88,210	55,927

Total equity		14,890,892	15,045,088

Liabilities
Borrowings	14	14,955,068	8,257,995
Employee benefit obligations		233,238	197,666
Provisions		239,074	197,418
Deferred tax liabilities		1,009,867	651,122
Other non-current liabilities		603,414	409,337
Total non-current liabilities		17,040,661	9,713,538

Borrowings	14	8,100,030	4,278,154
Current tax liabilities		136,786	103,105
Trade and other payables		4,072,284	3,696,466
Due to related parties	13	628,638	6,980
Deferred revenue		241,740	193,831
Provisions		183,468	835,199
Derivative financial instruments		109,597	110,108
Total current liabilities		13,472,543	9,223,843

Total liabilities		30,513,204	18,937,381

Total equity and liabilities		45,404,096	33,982,469

The accompanying notes on page 7 to 50 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS
For the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Nine months ended		Three months ended
	Note	30 September 2018	30 September 2017	30 September 2018	30 September 2017

Revenue	8	14,971,686	12,543,344	5,547,350	4,431,808
Revenue from financial services	8	694,470	422,703	251,890	165,619
Total revenue		15,666,156	12,966,047	5,799,240	4,597,427

Cost of revenue		(9,979,957)	(8,130,475)	(3,626,313)	(2,862,264)
Cost of revenue from financial services		(271,543)	(203,474)	(118,677)	(71,112)
Total cost of revenue		(10,251,500)	(8,333,949)	(3,744,990)	(2,933,376)

Gross profit		4,991,729	4,412,869	1,921,037	1,569,544
Gross profit from financial services		422,927	219,229	133,213	94,507
Total gross profit		5,414,656	4,632,098	2,054,250	1,664,051

Other income		65,922	51,054	21,962	18,963
Selling and marketing expenses		(1,231,112)	(1,461,344)	(409,791)	(488,414)
Administrative expenses		(635,540)	(577,884)	(226,792)	(194,281)
Other expenses		(252,541)	(124,062)	(144,916)	(58,836)
Operating profit		3,361,385	2,519,862	1,294,713	941,483

Finance income	6	3,158,012	619,117	1,911,260	175,698
Finance costs	6	(4,826,511)	(835,307)	(2,779,933)	(341,103)
Net finance income / (cost)		(1,668,499)	(216,190)	(868,673)	(165,405)

Share of profit of equity accounted investees		(408)	-	(408)	-
Profit before income tax		1,692,478	2,303,672	425,632	776,078

Income tax expense	7	(456,748)	(502,244)	(144,376)	(161,087)
Profit from the period		1,235,730	1,801,428	281,256	614,991

Profit for the period is attributable to:
Owners of the Company		1,157,196	1,763,248	241,361	600,603
Non-controlling interest		78,534	38,180	39,895	14,388
Total		1,235,730	1,801,428	281,256	614,991

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		0.53	0.80	0.11	0.27
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		0.53	0.80	0.11	0.27
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)		-	-	-	-

The accompanying notes on page 7 to 50 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER
COMPREHENSIVE INCOME
For the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	Nine months ended		Three months ended
	30 September 2018	30 September 2017	30 September 2018	30 September 2017

Profit for the period	1,235,730	1,801,428	281,256	614,991

Other comprehensive income / (loss):

Items that will not be reclassified to profit or loss:
Remeasurements of employee termination benefits	-	(1,569)	-	(1,569)
Income tax relating to remeasurements of employee termination benefits	-	314	-	314
	-	(1,255)	-	(1,255)

Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	406,841	38,770	155,006	13,517
Exchange differences arising from discontinued operations	633,715	9,399	408,374	12,856
Cash flow hedges – effective portion of changes in fair value	418,617	-	418,617	-
Cash flow hedges – reclassified to profit or loss	(1,209,994)	-	(1,209,994)	-
Income tax relating to these items	(188,714)	(61,478)	(69,419)	(20,932)
-Income tax relating to exchange differences	(362,817)	(61,478)	(243.522)	-
-Income tax relating to cash flow hedges	174,103	-	174.103	(20,932)
	60,465	(13,309)	(297,416)	5,441
Other comprehensive income / (loss) for the period, net of income tax	60,465	(14,564)	(297,416)	4,186
Total comprehensive income for the period	1,296,195	1,786,864	(16,160)	619,177

Total comprehensive income attributable to:
Owners of the Company	1,215,586	1,745,500	(56,844)	604,548
Non-controlling interest	80,609	41,364	40,684	14,629
Total	1,296,195	1,786,864	(16,160)	619,177

Total comprehensive income attributable to the owners of the Company arises from:
Continuing operations	616,726	1,737,038	(442,757)	587,811
Discontinued operations	598,860	8,462	385,913	16,737
	1,215,586	1,745,500	(56,844)	604,548

The accompanying notes on page 7 to 50 are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

Attributable to equity holders of the Company

	Share Capital	Treasury Shares	Additional Paid-in Capital	Share Premium	Legal Reserve (*)	Reserve for Non-Controlling Interest Put Option (*)	Hedging reserve	Remeasurements of Employee Termination Benefits	Foreign Currency Translation Reserve (*)	Retained Earnings	Total	Non-Controlling Interests	Total Equity
Balance at 1 January 2017	2,200,000	(65,607)	35,026	269	1,195,204	(494,197)	-	(41,786)	401,889	12,780,967	16,011,765	56,632	16,068,397
Total comprehensive income/(loss)
Profit for the period	-	-	-	-	-	-	-	-	-	1,763,248	1,763,248	38,180	1,801,428
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	-	-	(5,969)	-	-	(10,524)	-	(16,493)	3,184	(13,309)
Remeasurements of employee termination benefit	-	-	-	-	-	-	-	(1,255)	-	-	(1,255)	-	(1,255)
Total other comprehensive income/(loss), net of income tax	-	-	-	-	-	(5,969)	-	(1,255)	(10,524)	-	(17,748)	3,184	(14,564)
Total comprehensive income/(loss)	-	-	-	-	-	(5,969)	-	(1,255)	(10,524)	1,763,248	1,745,500	41,364	1,786,864
Transfer to legal reserves	-	-	-	-	444,385	-	-	-	-	(444,385)	-	-	-
Dividends paid (Note 13)	-	9,294	-	-	-	-	-	-	-	(3,000,000)	(2,990,706)	(47,801)	(3,038,507)
Balance at 30 September 2017	2,200,000	(56,313)	35,026	269	1,639,589	(500,166)		(43,041)	391,365	11,099,830	14,766,559	50,195	14,816,754

Balance at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	(540,045)	-	(44,776)	439,700	11,312,276	14,989,161	55,927	15,045,088
Changes in accounting policy (Note 3)	-	-	-	-	-	-	-	-	-	542,736	542,736	-	542,736
Restated total equity at 1 January 2018	2,200,000	(56,313)	35,026	269	1,643,024	(540,045)	-	(44,776)	439,700	11,855,012	15,531,897	55,927	15,587,824
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	-	-	1,157,196	1,157,196	78,534	1,235,730
Other comprehensive income
Foreign currency translation differences	-	-	-	-	-	(402,463)	-	-	1,078,127	-	675,664	2,075	677,739
Change in cash flow hedge reserve	-	-	-	-	-	-	(617,274)	-	-	-	(617,274)	-	(617,274)
Total other comprehensive income, net of income tax	-	-	-	-	-	(402,463)	(617,274)	-	1,078,127	-	58,390	2,075	60,465
Total comprehensive income	-	-	-	-	-	(402,463)	(617,274)	-	1,078,127	1,157,196	1,215,586	80,609	1,296,195
Transfer to legal reserves	-	-	-	-	459,565	-	-	-	-	(459,565)	-	-	-
Acquisition of treasury shares	-	(53,528)	-	-	-	-	-	-	-	-	(53,528)	-	(53,528)
Dividends paid (Note 13)	-	8,727	-	-	-	-	-	-	-	(1,900,000)	(1,891,273)	(48,326)	(1,939,599)
Balance at 30 September 2018	2,200,000	(101,114)	35,026	269	2,102,589	(942,508)	(617,274)	(44,776)	1,517,827	10,652,643	14,802,682	88,210	14,890,892

(*) Included in reserves in the condensed interim consolidated statement of financial position.

The accompanying notes on page 7 to 50 are an integral part of these condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

		Nine months ended
		30 September
	Note	2018	2017
Cash flows from operating activities:
Profit before income tax from
Continuing operations		1,235,730	1,801,428
Discontinued operations			-
Profit before income tax including discontinued operations		1,235,730	1,801,428

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties		1,287,011	1,076,163
Amortization of intangible assets	10	1,713,992	820,269
Net finance income		185,861	15,874
Fair value adjustments to derivatives	15	(3,094,433)	(220,392)
Income tax expense		456,748	502,244
Gain on sale of property, plant and equipment		(25,904)	(17,403)
Unrealized foreign exchange losses on operating assets		6,517,313	525,120
Provisions		458,094	140,683
Share of profit of equity accounted investees		408	-
Deferred revenue		62,926	108,090
		8,797,746	4,752,076
Change in operating assets/liabilities
Change in trade receivables		(360,216)	582,802
Change in due from related parties		5,089	263
Change in receivables from financial services		(671,807)	(1,404,601)
Change in inventories		(50,848)	34,866
Change in other current assets		199,750	(442,544)
Change in other non-current assets		51,541	39,089
Change in due to related parties		13,338	975,266
Change in trade and other payables		(342,172)	(2,531,225)
Change in other non-current liabilities		(170,074)	6,860
Change in employee benefit obligations		(16,183)	21,960
Changes in other working capital		(913,930)	(35,079)
Cash generated from operations		6,542,234	1,999,733

Interest paid		(714,559)	(444,359)
Income tax paid		(511,562)	(360,775)
Net cash inflow from operating activities		5,316,113	1,194,599
Cash flows from investing activities:
Acquisition of property, plant and equipment	9	(1,920,069)	(1,608,914)
Acquisition of intangible assets	10	(1,522,376)	(641,920)
Proceeds from sale of property, plant and equipment		51,113	38,034
Proceeds from advances given for acquisition of property, plant and equipment		(530,065)	14,683
Contribution of increase of share capital in joint ventures/associates		(13,801)	-
Payments for held to maturity investment		(449)	(16,546)
Interest received		492,353	414,989
Net cash outflow from investing activities		(3,443,294)	(1,799,674)

Cash flows from financing activities:
Dividends received for treasury share		5,344	6,196
Proceeds from issues of loans and borrowings		35,861,996	15,815,697
Proceeds from issues of bonds		2,113,313	209,808
Repayment of borrowings		(34,983,381)	(14,207,690)
Repayment of bonds		(191,312)	(400,000)
Proceeds from derivative instruments		476,399	-
Repayments of derivative instruments		(218,167)	-
Dividends paid to shareholders		(1,276,799)	(1,933,413)
Dividends paid to non-controlling interest		(48,326)	(47,801)
Treasury shares		(53,528)	-
(Increase)/decrease in cash collateral related to loans		(113,107)	(148,197)
Payments of lease liabilities		(724,627)	-
Net cash (outflow)/inflow from financing activities		847,805	(705,400)

Net (decrease)/increase in cash and cash equivalents		2,720,624	(1,310,475)

Cash and cash equivalents at 1 January		4,712,333	6,052,352

Effects of exchange rate changes on cash and cash equivalents		1,316,234	164,581

Cash and cash equivalents at 30 September		8,749,191	4,906,458

The accompanying notes on page 7 to 50 are an integral part of these condensed consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

Notes to the condensed consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark / Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998, a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the nine months ended 30 September 2018 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 24 October 2018.

After failure to comply with corporate governance principles for election of independent board members, the CMB appointed 3 independent board members and 4 members, of which 2 members were chosen from the independent nominees list submitted by TeliaSonera Finland Oyj (“Sonera”), as board members who satisfy the independence criteria in 2013. On 29 March 2018, in accordance with the shareholder proposal at the Ordinary General Assembly, 3 new members were elected to serve for
3 years instead of 3 members who are appointed by the CMB and meet the independence criteria. Since a member of board of directors resigned from his office as of 11 July 2018, Turkcell’s Board of Directors consists of a total of 6 non-executive members including 3 independent members as of
30 September 2018.

The liquidation process of Financell B.V., which is a wholly owned subsidiary of the Company incorporated in the Netherlands and which is non-operational since December 2015, has been completed as of 14 August 2018.

As the term of the agreement executed between Spor Toto and İnteltek dated 29 August 2008 has been expired on 29 August 2018 and the new tender has not been concluded yet, an agreement of “procurement through bargaining” has been signed between İnteltek and Spor-Toto being effective from 29 August 2018 and for a term of up to 1 year as per to the article 26 of the Law on the Transfer of Rights to Organize Fixed Odds and Paramutual Betting Games Based on Sports Competitions to Private Legal Entities numbered 5738. The agreement of “procurement through bargaining” is a follow-up of the agreement which currently exists and the terms and conditions of this agreement are generally same with the agreement which has been expired as of 29 August 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

2.	Basis of preparation

These condensed consolidated interim financial statements for the nine months ended 30 September 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed consolidated interim financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual financial statements for the year ended 31 December 2017 and any public announcements made by the Company during the interim reporting period.

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new accounting policies for transactions occurred during the nine months ended 30 September 2018 as set out in Note 3.

The Group adopted IFRS 9, ”Financial Instruments” and IFRS 15, “Revenue from contracts with customers” for the first time for the period beginning on 1 January 2018. The Group early adopted the new standard, IFRS 16, “Leases” for the first time for the period beginning on 1 January 2018.

The impact of adoption of   IFRS 9, ”Financial Instruments ” and IFRS 15, “Revenue from contracts with customers” and  IFRS 16, “Leases” on the condensed consolidated interim financial statements and accounting policies are explained under Note 3.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. The results and assets and liabilities of joint ventures are incorporated in these consolidated financial statements using the equity method of accounting.

3.	Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases on the group’s condensed consolidated interim financial statements and also discloses the new accounting policies that have been applied from 1 January 2018, where they are different to those applied in prior periods.

a)	Impact on the condensed consolidated interim financial statements

The impact of adoption of IFRS 9, IFRS 15 and IFRS 16 on the condensed consolidated interim financial position as at 30 September 2018 and for the nine months ended 30 September 2018 are stated as below. The adoptions of these standards do not have a significant impact on the condensed consolidated interim other comprehensive income (OCI) and condensed consolidated interim statement of cash flows.

The following tables show the adjustments recognised for each individual line item. Line items that were not affected by the changes have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided. The adjustments are explained in more detail by standard below.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	30 September 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	30 September 2018 w/o Adoptions
Assets
Property, plant and equipment	10,542,071	-	-	-	10,542,071
Right-of-use assets	1,444,026	-	-	1,444,026	-
Intangible assets	9,873,705	-	977,110	-	8,896,595
Investment properties	15,369	-	-	-	15,369
Trade receivables	135,386	(1,104)	-	-	136,490
Receivables from financial services	1,322,739	-	-	-	1,322,739
Deferred tax assets	140,617	-	-	23,982	116,635
Investments in equity accounted investees	13,393				13,393
Held to maturity investments	-	-	-	-	-
Other non-current assets	838,982	(304)	(12,521)	(149,720)	1,001,527
Total non-current assets	24,326,288	(1,408)	964,589	1,318,288	22,044,819

Inventories	154,950	-	-	-	154,950
Trade receivables and accrued income	3,363,060	43,390	(21,267)	1,481	3,339,456
Due from related parties	8,992	(12)	-	-	9,004
Receivables from financial services	3,467,098	(54,399)	-	-	3,521,497
Derivative financial instruments	2,140,218	-	-	-	2,140,218
Held to maturity investments	12,435	(1)	-	-	12,436
Cash and cash equivalents	8,749,191	(2,471)	-	-	8,751,662
Other current assets	1,253,215	(250)	(131,838)	(318,395)	1,703,698
Subtotal	19,149,159	(13,743)	(153,105)	(316,914)	19,632,921
Assets classified as held for sale	1,928,649	-	-	-	1,928,649

Total current assets	21,077,808	(13,743)	(153,105)	(316,914)	21,561,570

Total assets	45,404,096	(15,151)	811,484	1,001,374	43,606,389

Equity
Share capital	2,200,000	-	-	-	2,200,000
Share premium	269	-	-	-	269
Treasury shares (-)	(101,114)	-	-	-	(101,114)
Additional paid in capital	35,026	-	-	-	35,026
Reserves	2,060,634	(693)	13,166	(676)	2,048,837
Remeasurements of employee termination benefit	(44,776)	-	-	-	(44,776)
Retained earnings	10,652,643	(11,121)	626,429	(84,352)	10,121,687
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)	14,802,682	(11,814)	639,595	(85,028)	14,259,929
Non-controlling interests	88,210	-	-	-	88,210
Total equity	14,890,892	(11,814)	639,595	(85,028)	14,348,139

Liabilities
Borrowings	14,955,068	-	-	751,254	14,203,814
Employee benefit obligations	233,238	-	-	-	233,238
Provisions	239,074	-	-	-	239,074
Deferred tax liabilities	1,009,867	(3,337)	170,414	-	842,790
Other non-current liabilities	603,414	-	-	-	603,414
Total non-current liabilities	17,040,661	(3,337)	170,414	751,254	16,122,330

Borrowings	8,100,030	-	-	335,148	7,764,882
Current tax liabilities	136,786	-	-	-	136,786
Trade and other payables	4,072,284	-	2,135	-	4,070,149
Due to related parties	628,638	-	-	-	628,638
Deferred revenue	241,740	-	(660)	-	242,400
Provisions	183,468	-	-	-	183,468
Derivative financial instruments	109,597	-	-	-	109,597
Total current liabilities	13,472,543	-	1,475	335,148	13,135,920

Total liabilities	30,513,204	(3,337)	171,889	1,086,402	29,258,250

Total equity and liabilities	45,404,096	(15,151)	811,484	1,001,374	43,606,389

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

	30 September 2018 As reported	Effect Of Change Due to IFRS 9	Effect Of Change Due to IFRS 15	Effect Of Change Due to IFRS 16	30 September 2018 w/o Adoptions

Revenue	14,971,686	-	(37,596)	-	15,009,282
Revenue from financial services	694,470	-	7,469	-	687,001
Total revenue	15,666,156	-	(30,127)	-	15,696,283

Cost of revenue	(9,979,957)	-	(245,896)	59,584	(9,793,645)
Cost of revenue from financial services	(271,543)	-	-	-	(271,543)
Total cost of revenue	(10,251,500)	-	(245,896)	59,584	(10,065,188)

Gross profit	4,991,729	-	(283,492)	59,584	5,215,637
Gross profit from financial services	422,927	-	7,469	-	415,458
Total gross profit	5,414,656	-	(276,023)	59,584	5,631,095

Other income	65,922	-	-	1,174	64,748
Selling and marketing expenses	(1,231,112)	-	368,873	36,642	(1,636,627)
Administrative expenses	(635,540)	251	(494)	41,140	(676,437)
Other expenses	(252,541)	-	-	(54,896)	(197,645)
Operating profit	3,361,385	251	92,356	83,644	3,185,134

Finance income	3,158,012	-	-	55	3,157,957
Finance costs	(4,826,511)	(64)	-	(192,033)	(4,634,414)
Net finance costs	(1,668,499)	(64)	-	(191,978)	(1,476,457)

Share of profit of equity accounted investees	(408)	-	-	-	(408)
Profit before income tax	1,692,478	187	92,356	(108,334)	1,708,269

Income tax expense	(456,748)	(160)	(19,811)	23,982	(460,759)
Profit for the period	1,235,730	27	72,545	(84,352)	1,247,510

Profit for the year is attributable to:
Owners of the Company	1,157,196	27	72,545	(84,352)	1,168,976
Non-controlling interests	78,534	-	-	-	78,534
Total	1,235,730	27	72,545	(84,352)	1,247,510

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	0.53	0.00	0.03	(0.04)	0.53

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)

a)	Impact on the condensed consolidated interim financial statements (continued)

IFRS 9 Financial Instruments – Impact of adoption

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 Financial Instruments from 1 January 2018 resulted in changes in accounting policies and adjustments to the amounts recognised in the condensed consolidated interim financial statements as stated below:

The total impact on the group’s retained earnings as at 1 January 2018 is as follows:

1 January 2018
Retained Earnings Opening – 31 December 2017	11,312,276
Increase in provision for receivables from financial services	(52,951)
Increase in provision for other financial assets	38,384
Deferred tax effect	3,419
Total impact of adoption in accordance with IFRS 9	(11,148)
Retained Earnings Opening – 1 January 2018 (Including IFRS 9- excluding IFRS 15)	11,301,128

Impairment of financial assets
The group recognizes impairment charges for financial assets that are subject to the expected credit loss model in accordance with IFRS 9 as below:

• Trade receivables resulting from operations
• Financial services receivables
• Cash and cash equivalents
• Financial investments
• Other receivables
• Other assets

Financial services receivables

On 1 January 2018, credit risks were assessed for these loans in accordance with the impairment methodology and TL (52,951) has been recognized under retained earnings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)

a)	Impact on the condensed consolidated interim financial statements (continued)

The reconciliation of impairment provision and opening balances for financial services receivables as of 1 January 2018 is stated as below:

1 January 2018
At 1 January 2018 (calculated under IAS 39)	72,992
Amounts restated through opening retained earnings	52,951
At 1 January 2018 (calculated under IFRS 9)	125,943
Current year provision at profit or loss statement – IFRS 9	148,468
Current year provision at profit or loss statement if IAS 39 was applied	147,020

Other financial assets
The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for its financial assets comprising of trade receivables, cash and cash equivalents, financial investments, other receivables and other assets.

The reconciliation of impairment provision and opening balances for other financial assets as of 1 January 2018 is stated as below:

1 January 2018
At 1 January 2018 (calculated under IAS 39)	705,440
Amounts restated through opening retained earnings	(38,384)
At 1 January 2018 (calculated under IFRS 9)	667,056
Current year provision at profit or loss statement-IFRS 9	215,932
Current year provision at profit or loss statement if IAS 39 was applied	217,567

Hedge Accounting

The new hedge accounting model is to provide useful information about risk management activities that use financial instruments, with the effect that financial reporting will reflect more accurately how an entity manages its risk and the extent to which hedging mitigates those risks. The new hedge accounting model aims to provide a better link between an entity’s risk management strategy, the rationale for hedging and the impact of hedging on the financial statements.

The Group has started to apply hedge accounting as of 1 July 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement. IFRS 9 includes new hedge accounting rules aiming alignment with risk management activities.

The Group enters into participating cross currency swap and cross currency swap transactions in order to hedge the changes in cash flows of foreign exchange denominated fixed and floating rate financial instruments. While applying cash flow hedge accounting, the effective portion of the changes in the fair value of the hedging instrument is accounted for under “other comprehensive income/expense items to be reclassified to profit or loss” as a “hedging reserve” in equity, and the ineffective portion is recognized in profit or loss. The changes recognized in equity is reclassified and included in profit or loss in the same period when the hedged cash flows effect the profit or loss. In addition, time value of options included in participating cross currency swaps are accounted for cost of hedging and recognized under other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)

a)	Impact on the condensed consolidated interim financial statements (continued)

Hedge Accounting (continued)

The new effectiveness test model may be qualitative depending on the complexity of hedging relationship provided that it is prospective only. The 80-125% range in IAS 39 is replaced by an objectives-based test that focuses on the economic relationship between the hedged item and the hedging instrument, and the effect of credit risk on that economic relationship.

Under IFRS 9, a hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation when the qualifying criteria are met is prohibited.  Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

When the Group discontinues hedge accounting for a cash flow hedge it shall account for the amount that has been accumulated in the cash flow hedge reserve in accordance as follows;

-if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur.

-When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)

a)	Impact on the condensed consolidated interim financial statements (continued)

IFRS 15 Revenue from Contracts with Customers – Impact of adoption

The impact of adoption of IFRS 15, “Revenue from contracts with customers” on retained earnings as of 1 January 2018 is stated as below:

1 January 2018
Retained earnings 1 January 2018 - (including IFRS 9 effects-excluding IFRS 15 effects)	11,301,128
Recognition of asset for subscriber acquisition cost	830,011
Decrease in current assets and non-current assets	(132,685)
Deferred tax effect	(151,320)
Other	7,878
Adjustment to retained earnings from adoption of IFRS 15	553,884

Opening retained earnings 1 January 2018 - (including IFRS 9 and IFRS 15 effects)	11,855,012

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the condensed consolidated interim financial statements.

Contract costs capitalized prior to IFRS 15 have been classified under prepaid expenses. As of 1 January 2018, contract costs amounting to 156,879 TL has been classified from prepaid expenses to intangible assets.

Details of contract costs and related accumulated depreciation for the period 1 January - 30 September 2018 has been disclosed under Note 10.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Changes in accounting policies (continued)

a)	Impact on the condensed consolidated interim financial statements (continued)

Subscriber acquisition costs

Following the adoption of IFRS 15, the costs that relate directly to fulfil a contract are capitalized as subscriber acquisition costs under intangible asset. The asset is amortised on a straight line basis over the customer life time it relates to, consistent with the pattern of recognition of the associated revenue.

b)	New standards and interpretations applied

IFRS 9 Financial instruments

The last version of IFRS 9, issued in July 2014, replaces the existing guidance in IAS 39 “Financial Instruments: Recognition and Measurement”. It also carries forward the guidance on recognition, classification, measurement and derecognition of financial instruments from IAS 39 to IFRS 9. The last version of IFRS 9 includes a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements and also includes guidance issued in previous versions of IFRS 9. IFRS 9 is effective for annual reporting periods beginning on or after
1 January 2018.

Classification and measurement – Financial assets

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

IFRS 9 contains three principal classification categories for financial assets: measured at amortised cost, FVOCI (fair value through other comprehensive income) and FVTPL (fair value through profit or loss) . The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

The new classification requirements would have had a impact on its accounting for consumer financing loans, trade receivables, investments in debt securities, cash and cash equivalents and other financial assets. Since Turkcell Finansman A.S. may sell and derecognizes some portion of its loans depending on the management assessment, the related portion may be assessed in “hold and sell” business model and may require fair value measurement.

Impairment – Financial assets and contract assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward looking ‘expected credit loss’ (ECL) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis.
The new impairment model will apply to financial assets measured at amortised cost or FVOCI, except for investments in equity instruments, and to contract assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 9 Financial instruments (continued)

Under IFRS 9, loss allowances will be measured on either the following bases.
-	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
-	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

Lifetime ECL measurement applies if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition and 12 month ECL measurement applies if it has not.

An entity may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date. However lifetime ECL measurement (simplified approach) always applies for trade receivables and contract assets without a significant financing component. The Group will apply lifetime ECL measurement for all group companies except Turkcell Finansman A.S. which will apply both 12 month and lifetime ECL (general approach) since it is a financing company.

Transition

The Group has taken advantage of the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as at 1 January 2018.

Hedge accounting

The Group has elected to adopt the new general hedge accounting model in IFRS 9. This requires the Group to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

The Group uses participating cross currency and cross currency swap contracts to hedge the variability in the cash flows arising from changes in foreign exchange rates relating to foreign currency borrowings and the variability in the borrowing cash outflows attributable to changes in the interest rates. The effective portion of changes in fair value of hedging instruments is accumulated in a cash flow hedge reserve as a separate component of equity.

Under IAS 39, time value of option contracts were recognized immediately in profit or loss at the time of change in fair value. However, under IFRS 9, time value of options are accounted for as a cost of hedging; they are recognized in OCI and accumulated in a cost of hedging reserve as a separate component within equity.

Under IAS 39, for all cash flow hedges, the amounts accumulated in the cash flow hedge reserve were reclassified to profit or loss as a reclassification adjustment in the same period as the hedged expected cash flows affected profit or loss. The same approaches also apply under IFRS 9 to the amounts accumulated in the cost of hedging reserve.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 9 Financial instruments (continued)

Hedge Ineffectiveness

The Group monitors source of ineffectiveness over the course of the hedge relation period. The change in the fair value of the hedged item will be calculated using the hypothetical derivative method.

The entire fair value of the participating cross currency and cross currency swap including currency basis was designated as the hedging instrument. The hypothetical derivative is modelled to exclude the currency basis. Hedge ineffectiveness is determined by comparing the actual derivative which includes currency basis to the hypothetical derivative which does not include currency basis.

There is ‘an economic relationship’ between the hedged item and the hedging instrument as the underlying of the hedging instrument matches, and aligned with, the hedged risk so that the hedging instrument and the hedged item are expected to move in opposite directions as a result of a change in the hedged risk.

The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship. The impacts of changes in credit risk are not magnitude such that it dominates the value changes, even if there is an economic relationship between the hedged item and hedging instrument.

The hedge ratio, between the amount of hedged item and the amount of hedging instrument is 1:1.

Effect of adjustments arising from application of IFRS 9 hedge accounting requirements

Retrospective application of the costs of hedging approach has had no effects on the amounts presented for 2017 since IAS 39 hedge accounting was not applied.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard supersedes all current revenue recognition requirements under IFRS. The Group adopted the new standard on the required effective date using the modified retrospective method which requires the recognition of the cumulative effect of initially applying IFRS 15, as at 1 January 2018, to retained earnings and not restate prior years.

The Group is mainly in the business of providing telecommunication services. The goods and services are sold both on their own in separate identified contracts with customers and together as a bundled package of goods and/or services.

Sale of goods

For contracts with customers and intermediaries in which the sale of device or equipment is generally expected to be a performance obligation, adoption of IFRS 15 does not have significant impact on the Group’s revenue and profit or loss because sale of goods were already recognised as a distinct performance obligation at fair value under current accounting treatment.

The Group expects the revenue recognition to occur at a point in time when control of the asset is transferred to the customer, generally on delivery of the goods.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 15 Revenue from Contracts with Customers (continued)

Rendering of services

The Group mainly provides telecommunication services. Services are generally bundled with other products/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with a continuing payment stream or discount. The Company’s current accounting treatment in allocating total consideration to the performance obligations comply with the requirements of IFRS 15.

Contract costs

Under IFRS 15, certain incremental costs incurred in acquiring a contract with a customer will be deferred on the consolidated statement of financial position and amortised as revenue is recognised under the related contract; this will generally lead to the later recognition of charges for some commissions payable to third party dealers and employees.

IFRS 16 Leases

The Group has applied IFRS 16 Lease with initial application date of January 1, 2018. The Group has opted using the modified retrospective approach - option 2 application and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4.

Policy applicable from 1 January 2018

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assess whether:

-	the contract involved the use of an identified asset – this may be specified explicitly or implicitly
-	the asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;
-	the Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use; and
-
the Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used is predetermined, the Group has the right the use of asset if either:

-	the Group has the right to operate the asset or;
-	the Group designed the asset in a way that predetermines how and for what purpose it will be used.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 16 Leases (continued)

The policy is applied to contracts entered into, or changed, on or after 1 January 2018.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Policy applicable before 1 January 2018

For contracts entered into before 1 January 2018, the Group determined whether the arrangement was or contained a lease based on the assessment whether:

-	the fulfillment of the arrangement was dependent on the use of specific asset or assets; and
-	the arrangement has conveyed a right of use the asset if one of the following met;
-	the purchaser had the ability or right to operate the asset while obtaining or controlling more than a significant amount of the output;
-	the purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or
-
facts and circumstances indicated that it was remote that other parties would take more than an insignificant  amount of output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output.

The Group as a lessee

Right of use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right of use asset is initially recognized at cost comprising of:

-	amount of the initial measurement of the lease liability;
-	any lease payments made at or before the commencement date, less any lease incentives received;
-	any initial direct costs incurred by the Group; and

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset of the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 11).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 16 Leases (continued)

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’ incremental borrowing rate. Group uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:
-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as the commencement date;
-	amounts expected to be payable under a residual value guarantee; and
-
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made; and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an exercise option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group use revised discount rate that reflects changes in the interest rate.

The Group recognises the amount of the remeasurement of lease liability as an adjustment to the right of use asset. Where the carrying amount of the right of use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 16 Leases (continued)

The Group accounts for a lease modification as a separate lease if both:

-          the modification increases the scope of the lease by adding the right to use one or more underlying assets; and
-          the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.

Transition
The Group applied IFRS 16 with a date of initial application of January 1, 2018. As a result, the Group has changed its accounting policy for lease contracts as detailed below.

The Group opted IFRS 16 using modified retrospective approach - option 2 application under which the cumulative effect of initially applying the Standard recognised at the date of initial application at 1 January 2018.

On transition to IFRS 16, the Group elected to apply practical expedient to grandfather the assessment of which transitions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed for whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after 1 January 2018.

On transition the Group does not elect to apply recognition exemption for short-term leases by class of underlying assets and leases for low-value items which shall be applied lease-by-lease basis on both transition and subsequently.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

b)	New standards and interpretations applied (continued)

IFRS 16 Leases (continued)

As a lessee, the Group previously classified leases as operating and finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. At transition lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate at 1 January 2018. The Group measured right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments under IFRS 16 modified retrospective approach option 2 application and used the following practical expedients;

-	Group applied a single discount rate to a portfolio of leases with similar characteristics
-	Adjusted the right-of-use assets by the amount of IAS 37 onerous contract provision immediately before the date of initial application
-	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application
-	Used hindsight when determining the lease term when the contract contains options to renew or terminate the lease.

c)	Standards, amendments and interpretations applicable as at 30 September 2018:

-          Amendments to IFRS 4, ‘Insurance contracts’ regarding the implementation of IFRS 9, ‘Financial Instruments’; effective from annual periods beginning on or after 1 January 2018. These amendments introduce two approaches: an overlay approach and a deferral approach. The amended standard will:

•          give all companies that issue insurance contracts the option to recognise in other comprehensive income, rather than profit or loss, the volatility that could arise when IFRS 9 is applied before the new insurance contracts standard is issued; and
•          give companies whose activities are predominantly connected with insurance an optional temporary exemption from applying IFRS 9 until 2021. The entities that defer the application of IFRS 9 will continue to apply the existing financial instruments standard IAS 39.

-          Amendment to IAS 40, ‘Investment property’ relating to transfers of investment property; effective from annual periods beginning on or after 1 January 2018. These amendments clarify that to transfer to, or from, investment properties there must be a change in use. To conclude if a property has changed use there should be an assessment of whether the property meets the definition. This change must be supported by evidence.

-          Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share-based payment transactions; effective from annual periods beginning on or after 1 January 2018. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

c)	Standards, amendments and interpretations applicable as at 30 September 2018 (continued):

-          Annual improvements 2014-2016; effective from annual periods beginning on or after
1 January 2018. These amendments impact 2 standards:

•          IFRS 1, ‘First time adoption of IFRS’, regarding the deletion of short-term exemptions for first-time adopters regarding IFRS 7, IAS 19 and IFRS 10,
•          IAS 28, ‘Investments in associates and joint venture’ regarding measuring an associate or joint venture at fair value.

-          IFRIC 22, ‘Foreign currency transactions and advance consideration’; effective from annual periods beginning on or after 1 January 2018. This IFRIC addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

d)	Standards, amendments and interpretations that are issued but not effective as at 30 September 2018

-          Amendment to IFRS 9, ‘Financial instruments’; effective from annual periods beginning on or after 1 January 2019. This amendment confirm that when a financial liability measured at amortised cost is modified without this resulting in de-recognition, a gain or loss should be recognised immediately in profit or loss. The gain or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. This means that the difference cannot be spread over the remaining life of the instrument which may be a change in practice from IAS 39.

-          Amendment to IAS 28, ‘Investments in associates and joint venture’; effective from annual periods beginning on or after 1 January 2019. These amendments clarify that companies account for long-term interests in associate or joint venture to which the equity method is not applied using IFRS 9.

-          IFRIC 23, ‘Uncertainty over income tax treatments’; effective from annual periods beginning on or after 1 January 2019. This IFRIC clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments. The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognise and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. An uncertain tax treatment is any tax treatment applied by an entity where there is uncertainty over whether that treatment will be accepted by the tax authority. For example, a decision to claim a deduction for a specific expense or not to include a specific item of income in a tax return is an uncertain tax treatment if its acceptability is uncertain under tax law. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, tax losses and credits and tax rates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

3.	Significant accounting policies (continued)

d)	Standards, amendments and interpretations that are issued but not effective as at 30 September 2018 (continued)

-          IFRS 17, ‘Insurance contracts’; effective from annual periods beginning on or after 1 January 2021. This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

-	Annual improvements 2015-2017; effective from annual periods beginning on or after 1 January 2019. These amendments include minor changes to:

•          IFRS 3, ‘Business combinations’, – a company remeasures its previously held interest in a joint operation when it obtains control of the business.
•          IFRS 11, ‘Joint arrangements’, – a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business.
•          IAS 12, ‘Income taxes’ – a company accounts for all income tax consequences of dividend payments in the same way.
•          IAS 23, ‘Borrowing costs’ – a company treats as part of general borrowings any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

-          Amendments to IAS 19, ‘Employee benefits’ on plan amendment, curtailment or settlement’; effective from annual periods beginning on or after 1 January 2019. These amendments require an entity to:

•          use updated assumptions to determine current service cost and net interest for the reminder of the period after a plan amendment, curtailment or settlement; and
•          recognise in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognised because of the impact of the asset ceiling.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information

The Group has two reportable segments in accordance with its integrated communication and technology services strategy - Turkcell Turkey and Turkcell International. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis ve Dagitim Hizmetleri A.S. (“Turkcell Satis”), group call center operations of Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Odeme Hizmetleri A.S. (“Turkcell Odeme”) and Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”). Turkcell International reportable segment includes the operations of Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), LLC lifecell (“lifecell”), Lifecell Ventures Coöperatief U.A (“Lifecell Ventures”), Beltel Telekomunikasyon Hizmetleri A.S. (“Beltel”), CJSC Belarusian Telecommunications Network (“Belarusian Telecom”), LLC UkrTower (“UkrTower”), LLC Global Bilgi (“Global LLC”), Turkcell Europe GmbH (“Turkcell Europe”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”) and Lifecell Digital Limited (“Lificell Digital”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics. Other reportable segment mainly comprises the information and entertainment services in Turkey and Azerbaijan, non-group call center operations of Turkcell Global Bilgi, Turkcell Finansman A.Ş.(“ Turkcell Finansman”), Turkcell Özel Finansman A.Ş. (“TÖFAŞ”), Turkcell Enerji Cozumleri ve Elektrik Satıs Ticaret A.S (“Turkcell Enerji”) Paycell LLC (“Paycell”), Turkcell Sigorta Aracılık Hizmetleri A.Ş (“Turkcell Sigorta”), Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş.(“Türkiye’nin Otomobili”) and Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.(“Sofra”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Nine months ended 30 September
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Total segment revenue	13,480,348	11,409,596	1,035,121	778,781	1,404,939	830,529	(254,252)	(52,859)	15,666,156	12,966,047
Inter-segment revenue	(32,414)	(24,657)	(50,732)	(28,193)	(171,106)	(9)	254,252	52,859	-	-
Revenue from external customers	13,447,934	11,384,939	984,389	750,588	1,233,833	830,520	-	-	15,666,156	12,966,047
Adjusted EBITDA	5,736,888	4,027,736	365,715	199,867	460,429	264,969	(14,025)	(3,270)	6,549,007	4,489,302

	Three months ended 30 September
	Turkcell Turkey		Turkcell International		All other segments		Intersegment Eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Total segment revenue	4,959,501	4,044,010	424,178	272,929	512,286	300,977	(96,725)	(20,489)	5,799,240	4,597,427
Inter-segment revenue	(9,063)	(8,818)	(20,526)	(11,666)	(67,136)	(5)	96,725	20,489	-	-
Revenue from external customers	4,950,438	4,035,192	403,652	261,263	445,150	300,972	-	-	5,799,240	4,597,427
Adjusted EBITDA	2,088,707	1,460,642	150,535	73,529	160,850	99,824	(7,319)	(1,600)	2,392,773	1,632,395

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

4.	Segment Information (continued)

	Nine months ended		Three months ended
	30 September 2018	30 September 2017	30 September 2018	30 September 2017

Profit for the period	1,235,730	1,801,428	281,256	614,991

Add(Less):

Income tax expense	456,748	502,244	144,376	161,087
Finance income	(3,158,012)	(619,117)	(1,911,260)	(175,698)
Finance costs	4,826,511	835,307	2,779,933	341,103
Other income	(65,922)	(51,054)	(21,962)	(18,963)
Other expenses	252,541	124,062	144,916	58,836
Depreciation and amortization	3,001,003	1,896,432	975,106	651,039
Share of profit of equity accounted investees	408	-	408	-
Consolidated adjusted EBITDA	6,549,007	4,489,302	2,392,773	1,632,395

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

5.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased. National and religious holidays in Turkey also affect the Company’s operational results.

6.	Finance income and costs

Net finance income / (costs) amounts to TL (1,668,499), TL (216,190), TL (868,673), and TL (165,405) for the nine and three months ended 30 September 2018 and 2017, respectively.

Finance costs for the nine months ended 30 September 2018 consist of foreign exchange losses without right of use assets TL (4,083,518); fair value gains on derivative financial instruments TL 3,094,433, net interest expense for derivative financial instruments TL (319,193); interest income on financial liabilities measured at amortized cost TL 94,149; interest expense on financial liabilities measured at amortized cost without right of use assets TL (492,837); other finance income TL 230,499.

Interest expense and foreign exchange loss effect of right of use assets is respectively TL (110,404), TL (37,614) and TL (81,629), TL (14,777) for the nine and three months ended 30 September 2018.

7.	Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the nine months ended 30 September 2018 is 27%, compared to 22% for the nine months ended 30 September 2017. The increase in effective tax rate is resulted from non-deductible expenses and the unused tax losses that are not likely to generate taxable income in the foreseeable future.

Effective tax rates for the nine and three months ended 30 September 2018 and 2017 are 27%, 22% and 34%, 21% respectively.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

8.	Revenue

	Nine months ended 30 September
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Telecommunication services	12,347,908	10,481,198	910,596	698,201	-	-	51,639	52,859	13,206,865	11,126,540
Equipment revenues	1,039,698	848,419	72,860	49,124	-	-	-	-	1,112,558	897,543
Revenue from financial services	-	-	-	-	694,470	422,703	-	-	694,470	422,703
Call center revenues	-	-	7,318	5,875	165,261	165,732	5,150	-	167,429	171,607
Commission fees on betting business	-	-	-	-	142,829	123,174	-	-	142,829	123,174
Revenue from betting business	-	-	-	-	186,243	118,344	-	-	186,243	118,344
Other	92,742	79,979	44,347	25,581	216,136	576	197,463	-	155,762	106,136
Total	13,480,348	11,409,596	1,035,121	778,781	1,404,939	830,529	254,252	52,859	15,666,156	12,966,047

	Three months ended 30 September
	Turkcell Turkey		Turkcell International		Other		Intersegment eliminations		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Telecommunication services	4,496,002	3,737,044	375,053	242,684	-	-	17,036	20,489	4,854,019	3,959,239
Equipment revenues	426,930	277,570	29,426	18,513	-	-	-	-	456,356	296,083
Revenue from financial services	-	-	-	-	251,890	165,619	-	-	251,890	165,619
Call center revenues	-	-	2,922	2,246	48,240	56,174	2,201	-	48,961	58,420
Commission fees on betting business	-	-	-	-	46,181	37,905	-	-	46,181	37,905
Revenue from betting business	-	-	-	-	79,621	41,066	-	-	79,621	41,066
Other	36,569	29,396	16,777	9,486	86,354	213	77,488	-	62,212	39,095
Total	4,959,501	4,044,010	424,178	272,929	512,286	300,977	96,725	20,489	5,799,240	4,597,427

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

8.	Revenue (continued)

	Nine months ended 30 September 2018
	Turkcell Turkey	Turkcell International	Other	Intersegment eliminations	Consolidated
Telecommunication Services	12,347,908	910,596	-	51,639	13,206,865
At a point in time	227,801	-	-	7,409	220,392
Over time	12,120,107	910,596	-	44,230	12,986,473
Equipment Related	1,039,698	72,860	-	-	1,112,558
At a point in time	920,335	72,860	-	-	993,195
Over time	119,363	-	-	-	119,363
Call Center	-	7,318	165,261	5,150	167,429
At a point in time	-	-	-	-	-
Over time	-	7,318	165,261	5,150	167,429
Commision fees on betting business	-	-	142,829	-	142,829
At a point in time	-	-	-	-	-
Over time	-	-	142,829	-	142,829
Revenue from betting business	-	-	186,243	-	186,243
At a point in time	-	-	-	-	-
Over time	-	-	186,243	-	186,243
Revenue from financial operations	-	-	694,470	-	694,470
At a point in time	-	-	7,469	-	7,469
Over time	-	-	687,001	-	687,001
All other segments	92,742	44,347	216,136	197,463	155,762
At a point in time	7,063	4,161	5,182	-	16,406
Over time	85,679	40,186	210,954	197,463	139,356
Total	13,480,348	1,035,121	1,404,939	254,252	15,666,156
At a point in time	1,155,199	77,021	12,651	7,409	1,237,462
Over time	12,325,149	958,100	1,392,288	246,843	14,428,694

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

9.	Property, plant and equipment

Cost	Balance as at 1 January 2018	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Transfer from Investment Property	Balance as at 30 September 2018
Network infrastructure (All operational)	15,480,128	353,855	(171,290)	1,395,395	-	1,310,408	-	18,368,496
Land and buildings	786,058	18,482	(2,335)	71,882	-	11,077	(44,318)	840,846
Equipment, fixtures and fittings	728,202	36,901	(13,498)	10,494	-	21,750	-	783,849
Motor vehicles	37,216	2,176	(725)	-	-	3,051	-	41,718
Leasehold improvements	314,867	2,502	(591)	3,170	-	2,885	-	322,833
Construction in progress	672,294	1,517,358	(3,808)	(1,486,684)	(206)	55,436	-	754,390
Total	18,018,765	1,931,274	(192,247)	(5,743)	(206)	1,404,607	(44,318)	21,112,132

Accumulated depreciation
Network infrastructure (All operational)	7,326,559	1,144,522	(156,741)	-	20,622	1,096,922	-	9,431,884
Land and buildings	209,918	31,566	(74)	-	-	7,221	(29,003)	219,628
Equipment, fixtures and fittings	539,827	61,128	(8,986)	-	41	19,222	-	611,232
Motor vehicles	31,306	1,868	(652)	-	-	3,328	-	35,850
Leasehold improvements	245,747	22,912	(591)	-	12	3,387	-	271,467
Total	8,353,357	1,261,996	(167,044)	-	20,675	1,130,080	(29,003)	10,570,061

Total property, plant and equipment	9,665,408	669,278	(25,203)	(5,743)	(20,881)	274,527	(15,315)	10,542,071

Depreciation expense for the nine and three months ended 30 September 2018 amounting to TL (1,282,877) and TL (404,354) including impairment losses are recognized in cost of revenues.

The impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed line infrastructure investments.

Impairment losses on property, plant and equipment for the nine and three months ended 30 September 2018 amounting to TL (20,881) and TL (5,523) are included in depreciation expense.

As at 30 September 2018, net book amount of fixed assets acquired under finance leases amounted to TL 168,839.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

10.	Intangible assets

	Balance at 1 January 2018	Impact of IFRS 15 adaption	Additions	Disposals	Transfers	Effects of movements in exchange rates	Balance at 30 September 2018
Cost
GSM and other telecommunication operating licenses	8,139,628	-	4,047	-	407,400	344,867	8,895,942
Computer software	7,117,116	-	635,622	-	127,651	156,019	8,036,408
Indefeasible right of usage	112,556	-	5,062	-	-	-	117,618
Transmission lines	71,820	-	480	-	-	-	72,300
Brand name	7,040	-	-	-	-	-	7,040
Customer base	15,512	-	-	-	-	-	15,512
Central betting system operating right	11,981	-	-	-	-	-	11,981
Goodwill	32,834	-	-	-	-	-	32,834
Subscriber acquisition cost	-	1,431,901	408,608	-	-	26,599	1,867,108
Other	42,749	-	4,248	(10)	12	-	46,999
Construction in progress	127,637	-	464,309	-	(529,320)	31,390	94,016
	15,678,873	1,431,901	1,522,376	(10)	5,743	558,875	19,197,758

Accumulated amortization
GSM and other telecommunication operating licenses	2,419,230	-	419,672	-	-	109,027	2,947,929
Computer software	4,770,880	-	462,597	-	-	89,930	5,323,407
Indefeasible right of usage	23,274	-	6,437	-	-	-	29,711
Transmission lines	62,468	-	3,407	-	-	-	65,875
Brand name	6,512	-	528	-	-	-	7,040
Customer base	11,774	-	328	-	-	-	12,102
Central betting system operating right	11,491	-	578	-	-	-	12,069
Subscriber acquisition cost	-	601,890	267,993	-	-	20,115	889,998
Other	32,834	-	3,092	(4)	-	-	35,922
	7,338,463	601,890	1,164,632	(4)	-	219,072	9,324,053

Total intangible assets	8,340,410	830,011	357,744	(6)	5,743	339,803	9,873,705

Amortization expense on intangible assets other than goodwill for the nine and three months ended 30 September 2018 amounting to TL (1,164,632) and TL (408,576) including impairment losses are recognized in cost of revenues.

There is no impairment losses on intangible assets recognized for the nine and three months ended 30 September 2018.

Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated computer software is TL 119,281   and TL 44,550 respectively, for the nine months and three months ended 30 September 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

10.	Intangible assets (continued)

2600 MHz frequency tender as part of the 4G License Tender, which the Group’s fully owned subsidiary lifecell based in Ukraine had applied to participate, has been held on 31 January 2018. At the tender, lifecell has been awarded with the license for 15 years bidding UAH 909,251 (TL 128,887) for 15 MHz frequency band, the total of Lot 1 and Lot 2. Payment amounting to UAH 909,251 (equivalent to TL 128,887) of license was made in cash on 1 March 2018.

1800 MHz frequency tender as part of the 4G License Tender, which the Group’s fully owned subsidiary lifecell based in Ukraine had applied to participate, was held on 6 March 2018. As a result of the tender, lifecell was awarded with the license for 15 years for 15 MHz frequency band on Lot 1 with its UAH 795,000 bid. Payment amounting to UAH 795,000 (equivalent to TL 124,587) of license was made in cash on 11 April 2018.

11.	Right of use assets

As of 1 January 2018, The Company provided a right of use asset equal to the lease liability adjusted for prepaid or accrued rent payments. In accordance with this methodology, application of IFRS 16 does not have an impact on the Group’s retained earnings as of 1 January 2018.

Closing balances of right of use assets as of 1 January and 30 September 2018 and depreciation and amortization expenses for the nine months ended 30 September 2018 is stated as below:
	Tangible Assets					Intangible Assets
	Site Rent	Building	Network equipment	Other	Total	Right of way	Total
Balance at 1 January	1,077,517	146,826	226,243	115,652	1,566,238	12,321	1,578,559
Depreciation charge for the year	(337,635)	(13,582)	(134,306)	(58,555)	(544,078)	(5,282)	(549,360)
Balance at 30 September	1,054,876	162,680	94,346	121,948	1,433,850	10,176	1,444,026

The amount of TL 468,075 of the right to use of the asset is attributable to the classification of the prepaid lease expenses accounted for under prepaid expenses before the application of IFRS 16.

As at 30 September 2018, additions to right of use assets amount to TL 699,177.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

12.	Asset held for sale and discontinued operations

In 2016, the Group has committed to plan to exit from Fintur operations in relevant jurisdictions and initiated an active program to locate a buyer for its associate. In this regard, Fintur has been classified as held for sale and reported as discontinued operation starting from 1 October 2016.

Equity accounting for Fintur ceased starting from 1 October 2016, and in accordance with IFRS 5, Fintur has been measured at the lower of carrying amount and fair value less costs to sell.

The Company is still committed to the plan to exit from Fintur operations in relevant jurisdictions and the delay during 2018 in the sales process was caused by events and circumstances beyond the Company’s control. The Company has taken necessary actions to respond the change in circumstances and Fintur is being actively marketed at reasonable prices given the change in circumstances.

Our subsidiary Fintur, has transferred its total shareholding in Azertel Telekomunikasyon Yatirim Diş Ticaret A.Ş (“Azertel”) to Azerbaijan International Telecom LLC (“Azintelecom”) at the price of EUR 221,687 on 5 March 2018. The signing of definitive agreement, the transfer of shares to Azintelecom and the transfer of proceeds to Fintur were completed simultaneously. The transaction has no impact on condensed consolidated interim financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

Our subsidiary Fintur has completed the transfer of all its shares in Geocell LLC to Silknet JSC on 20 March 2018, a joint stock company organized under the laws of Georgia, for a total consideration of USD 153,000 upon receiving the necessary regulatory approvals. The transaction has no impact on condensed consolidated interim financial statements since Fintur is classified as “assets held for sale” in the statement of financial position.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

13.	Equity

Dividends

Turkcell:

On 29 March 2018, the Company’s General Assembly has approved a dividend distribution for the year ended 31 December 2017 amounting to TL 1,900,000; this representsa gross cash dividend of full TL 0.86364 per share. The dividend will be paid in three instalments on 18 June, 17 September and 17 December 2018 to the shareholders.

First installment was paid in June 2018 amounting to TL 591,392. The Company has paid TL 633,333 in total including withholding tax which has been paid in July 2018. The second installment payment amounting to TL 592,592 was made in September and a total payment of TL 633,333 including the withholding tax paid in October. Last instalment will be paid on 17 December 2018.

Azerinteltek:

According to the resolution of the General Assembly Meeting of Azerinteltek dated 10 April 2017 and 30 April 2018 , Board of Directors have decided to pay dividend amounting to  AZN 14,609 (30 September 2018: TL 37,744) from the profit realized for the last quarter of  2017, first and second quarter of 2018. Dividend payment was made in 2018.

Inteltek:

According to Board of Directors Resolution of Inteltek dated 18 December 2017 the advanced dividend payment has been made in January 2018 amounting to TL 28,402 for the first nine months of 2017 profit. According to the resolution of the Ordinary General Assembly Meeting of Inteltek dated 30 March 2018, the shareholders resolved to pay a dividend amount equal to TL 60,011 out of profits for the year ended 31 December 2017 (remaining amount after deducting interim dividends for the nine-month period ended 30 September 2017 amounting to TL 28,402) and a dividend out legal reserves amount equal to TL 9,507. The aggregate amount of dividends has been paid on May 2018.

Treasury shares

The Company has purchased 4,941,879 shares back on 12, 13, 16, 24 July and 15, 16 August 2018 with a price range of TL 10.01 to TL 11.50 as part of the share buyback decision on 27 July 2016 and 30 January 2017. Total amount of the transactions are TL 53,523. Treasury shares are deducted from equity.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

14.	Borrowings

	30 September 2018	31 December 2017
Non-current liabilities
Unsecured bank loans	8,456,666	6,376,981
Secured bank loans	2,150	2,368
Finance lease liabilities	150,315	108,164
Debt securities issued	5,594,684	1,770,482
Rent lease obligations	751,253	-
	14,955,068	8,257,995
Current liabilities
Unsecured bank loans	4,902,337	2,643,112
Current portion of unsecured bank loans	2,502,709	1,513,425
Current portion of secured bank loans	2,764	2,022
Current portion of finance lease liabilities	22,217	14,556
Current portion of long-term debt securities issued	334,855	105,039
Rent lease obligations	335,148	-
	8,100,030	4,278,154

The sale process of the bond issuance of the Company with an aggregate principal amount of USD 500,000, 10 year maturity, a redemption date of 11 April 2028 and a re-offer price of 97.8 % with a fixed coupon rate of 5.80% per annum to qualified investors abroad was completed on 11 April 2018 and the notes are listed on the official list of Euronext Dublin (Irish Stock Exchange).

The scope of the EUR 690,000 unutilized portion of the EUR 750,000 loan agreement signed with China Development Bank (CDB) has been expanded. In this respect, in addition to Turkcell, the Company’s subsidiaries Turkcell Superonline, Turkcell Finansman and lifecell LLC will also be able to utilize the corresponding loan. Furthermore, in addition to the right to utilize in EUR terms, relevant loan may also be utilized in USD and Renminbi (RMB) with respective annual interest rates of LIBOR + 2.2% and 5.5%. There have been no changes to maturity and the repayment schedule of the loan. As at 9 March 2018 and 4 April 2018, the Company has utilized RMB 202,600 (equivalent to TL 175,330 as at 30 September 2018) and USD 40,000 (equivalent to TL 239,608 as at 30 September 2018) comparatively, under this agreement.

One of the main reason of increase in borrowings arises from funds received by Turkcell Finansman in order to provide loans to its customers and bond issuance.

Within the scope of buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased their debt securities issued with a total nominal value of USD 15,500 as at 30 September 2018.

The Company has issued management agreement based lease certificates in accordance with capital markets legislation through KT Sukuk Varlık Kiralama A.S.  in the domestic market, in Turkish Lira terms, at an amount of up to TL 300,000, on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors amounting to TL 125,000. As at 30 September 2018, issued management agreement based lease certificates was redeemed.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

14.	Borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			30 September 2018			31 December 2017
	Currency	Interest rate type	Nominal interest rate	Payment period	Carrying amount	Nominal interest Rate	Payment period	Carrying amount

Unsecured bank loans (*)	USD	Floating	Libor+2.0%-Libor+4.1%	2018-2026	5,113,259	Libor+2.0%-Libor+3.3%	2018-2020	2,880,615
Unsecured bank loans (*)	EUR	Floating	Euribor+1.0%-Euribor+2.2%	2018-2026	8,135,680	Euribor+1.2%-Euribor+2.2%	2018-2026	5,511,579
Unsecured bank loans	TL	Fixed	12.6%-31.2%	2018-2019	1,405,879	11.1%-15.5%	2018-2019	1,620,391
Unsecured bank loans	UAH	Fixed	14.5%-22.8%	2018	1,026,972	11%-14.5%	2018	520,933
Unsecured bank loans	RMB	Fixed	5.5%	2018-2026	179,922	-	-	-
Secured bank loans (**)	BYN	Fixed	12-16%	2018-2020	4,914	12%-16%	2018-2020	4,390
Debt securities issued	USD	Fixed	5.8%	2018-2028	5,929,539	5.8%	2018-2025	1,875,521
Finance lease liabilities	EUR	Fixed	0%-3.6%	2018-2031	168,722	3.4%	2018-2024	116,797
Finance lease liabilities	USD	Fixed	-	-	-	22.5%	2018	41
Finance lease liabilities	TL	Fixed	27.5%-27.7%	2018-2020	3,810	27.5%-27.7%	2018-2020	5,882
					21,968,697			12,536,149

(*)
As a consumer finance company, Turkcell Finansman’s liabilities originated from banks abroad are subject to certain reserve requirements as obliged by Central Bank of the Republic of Turkey (CBRT). As at 30 September 2018, blocked deposit in connection with the foreign currency loans utilized by Turkcell Finansman from banks outside of Turkey amounting to
TL 296,694 is accounted in other current assets.

(**)	Belarusian Telecom pledged its certain property, plant and equipment to secure these bank loans. Also, these bank loans are secured by the Government of the Republic of Belarus.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments

Impairment losses

Movement in the provision for impairment of other financial assets and due from related parties that are assessed for impairment collectively for the nine months ended 30 September 2018 is as follows:

30 September 2018
Opening balance	705,440
IFRS 9 effect	(38,384)
Provision for impairment recognized during the year	215,932
Amounts collected	(132,718)
Unused amount reversed (*)	(73,023)
Receivables written off during the year as uncollectible	(77,398)
Exchange differences	19,419
Closing balance	619,268

(*) The Company signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years between 1998 to 2016. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

There is no provision for impairment in respect to due from related parties.

Movement in the provision for impairment of receivables from financial services that are assessed for impairment collectively for the nine months ended 30 September 2018 is as follows:

30 September 2018
Opening balance	72,992
IFRS 9 effect	52,951
Provision for impairment recognized during the year	148,468
Amounts collected	(71,329)
Unused amount reversed (*)	(19,901)
Closing balance	183,181

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from 2016 and 2017. Transferred doubtful receivables comprise of balances that the Company started legal proceedings.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk is as follows:

	31 December 2017
	USD	EUR
Foreign currency denominated assets
Other non-current assets	72	2,681
Due from related parties-current	571	407
Trade receivables and accrued income	18,890	57,283
Other current assets	43,039	35,049
Cash and cash equivalents	688,717	237,697
	751,289	333,117
Foreign currency denominated liabilities
Loans and borrowings-non current	(557,180)	(960,629)
Debt securities issued-non- current	(469,387)	-
Other non-current liabilities	(85,816)	-
Loans and borrowings-current	(206,535)	(285,827)
Debt securities issued-current	(27,848)	-
Trade and other payables-current	(328,323)	(29,442)
Due to related parties	(1,172)	(394)
	(1,676,261)	(1,276,292)
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	937,011	748,650
Currency forward contracts	50,000	-
Net exposure	62,039	(194,525)

	30 September 2018
	USD	EUR	CNY
Foreign currency denominated assets
Other non-current assets	222	411	-
Due from related parties-current	6,571	300	-
Trade receivables and accrued income	22,204	60,827	-
Other current assets	34,378	33,722	-
Cash and cash equivalents	845,669	367,808	-
	909,044	463,068	-
Foreign currency denominated liabilities
Loans and borrowings-non current	(475,250)	(798,697)	(196,767)
Debt securities issued-non- current	(933,973)	-	-
Rent lease obligations-non-current	(18,504)	(3,719)	-
Other non-current liabilities	(83,588)	-	-
Loans and borrowings-current	(378,354)	(506,274)	(11,148)
Debt securities issued-current	(55,900)	-	-
Rent lease obligations-current	(733)	(5,857)	-
Trade and other payables-current	(226,462)	(36,627)	-
Due to related parties	(1,282)	(43)	-
	(2,174,046)	(1,351,217)	(207,915)

Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	1,070,665	725,550	202,600
Net exposure	(194,337)	(162,599)	(5,315)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Exposure to currency risk (continued)

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, and BYN against the following currencies as at 30 September 2018 and 31 December 2017 would have increased / (decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 September 2018	31 December 2017

USD	116,411	(23,400)
EUR	113,014	87,838
CNY	460	-

10% weakening of the TL, UAH, BYN against the following currencies as at 30 September 2018 and
31 December 2017 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	30 September 2018	31 December 2017

USD	(116,411)	23,400
EUR	(113,014)	(87,838)
CNY	(460)	-

Fair values

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Fair values (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at 30 September 2018 and 31 December 2017 on a recurring basis:

	Fair values

	30 September 2018	31 December 2017	Fair Value hierarchy	Valuation Techniques

a)Participating cross currency swap contracts (*)	895,425	950,862	Level 3	Pricing models based on discounted cash Present value of the estimated future cash flows based on unobservable yield curves and end period FX rates
-Held for trading	-	950,862

-Derivatives used for hedging	895,425	-

b)FX swap contracts	1.247.637	(4,675)	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates

-Held for trading	1.163.028	(4,675)

-Derivatives used for hedging	84,609	-

c)Currency forward contracts	1,231	(2,246)	Level 2	Forward exchange rates at the balance sheet date

-Held for trading	1,231	(2,246)

-Derivatives used for hedging	-	-

There were no transfers between levels during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 30 September 2018.

(*) Participating cross currency swap contracts include EUR-TL interest and currency swap contracts, EUR put and call options, amounting to nominal value of EUR 560,000, USD-TL interest and currency swap contracts and put and call options amounting to nominal value of USD 420,000. On 9 March 2018, the Company has realized CNY-TL interest and currency swap contracts amounting to nominal value of CNY 202,600. The Company modified the parameters of the participating currency swap transaction for the 10- year loan with the amount of EUR 500 million from China Development Bank, which was disclosed with announcement dated 1 July 2016 in order to manage its foreign currency risk. Accordingly, our Company has fixed the annual interest rate of EUR 500 million loan to 10.1% until October 2018, and to 10.98% after October 2018 until maturity date, in Turkish Lira terms, while increasing the protection levels of the swap transaction. There have been no changes to the maturity of the loan and the swap transaction which are both 2025. First principal payment of USD-TL interest and currency swap contracts of USD 400,000 which amount to USD 66,667 has been made on 22 June 2018. Regarding these contracts, TL 113,672  accrual of net interest expense has been reflected to condensed consolidated interim financial statements as at 30 September 2018 (31 December 2017: TL 72,653 respectively). Since bid-ask spread is unobservable input; in valuation of participating cross currency swap contracts, prices in bid- ask price range which were considered the  most appropriate were used instead of mid prices. If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been TL 137,903 lower as at 30 September 2018 (31 December 2017: TL 129,870).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Fair values (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 September 2018 and 31 December 2017 on a hedge accounting basis:

	Fair values
Participating cross currency swap contracts	Nominal Value	Maturity Date	30 September 2018	31 December 2017	Fair Value hierarchy	Hedge Ratio

EUR Contracts	500,000	23 October 2025	1,046,159	627,385	Level 3	1:1
EUR Contracts	60,000	22 April 2026	81,318	1,078	Level 3	1:1

USD Contracts	400,000	16 September 2020	514,062	224,560	Level 3	1:1
USD Contracts	20,000	10 April 2026	19,692	-	Level 3	1:1

	Fair values
Participating cross currency swap contracts	Nominal Value	Maturity Date	30 September 2018	31 December 2017	Fair Value hierarchy	Hedge Ratio

CNY Contracts	202,600	22 April 2026	84,609	-	Level 2	1:1

Movements in the participating cross currency swap contracts for the years ended 30 September 2018 are stated below:

30 September 2018
Opening balance	950,862
Cash flow effect	(765,806)
Total gain/loss:
Gains recognized in profit or loss	710,369
Closing balance	895,425

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant unobservable inputs used in level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs
	30 September 2018	31 December 2017	Unobservable Inputs	30 September 2018	31 December 2017	Relationship of unobservable inputs to fair value

Contingent consideration	500,708	323,691	Risk-adjusted discount rate	7.4%	4.8%	A change in the discount rate by 100 bps would increase / decrease FV by TL (11,471) and TL 11,851 respectively.
			Expected settlement date	first quarter of 2021	first quarter of 2021	If expected settlement date changes by 1 year FV would increase / decrease by TL (34,630) and TL 37,203 respectively.

Changes in the consideration payable in relation to acquisition of Belarusian Telecom for the years ended 30 September 2018 are stated below:
30 September 2018
Opening balance	323,691
Gains recognized in profit or loss	177,017
Closing balance	500,708

Net off / Offset
The Company signed a Credit Support Annex (CSA) against default risk of the parties in respect of a EUR 500,000 participating cross currency swap transaction restructured respectively on 26 May 2017 and 9 August 2018. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold). With respect to the valuations on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least EUR 1,000. Following the execution of CSA, the bank transferred EUR 131,660 as collateral to the Company (30 September 2018: TL 915,103) which was the amount exceeding the threshold (EUR 10,000) and the Company transferred EUR 21,480 as collateral to the bank (30 September 2018:  TL 149,297) which was the amount exceeding the threshold (EUR 10,000). The Company clarified this with the derivative assets included in the statement of financial position because it has the legal right to offset the collateral amount TL 765,806 that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 30 September 2018, If this transaction was not conducted, derivative financial instruments assets would have been TL 2,906,024 and current borrowings would have been TL 8,865,836.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

16.	Guarantees and purchase obligations

At 30 September 2018, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 871,462 (31 December 2017: TL 592,956). Payments for these commitments will be made within 5 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 7,369,603 at 30 September 2018 (31 December 2017: TL 4,926,916).

As at 30 September 2018, the Company’s commitments regarding lifecell’s 3G license purchases amounted to UAH 228,210 (equivalent to TL 48,308 as at 30 September 2018).

17.	Commitments and Contingencies

17.1	Dispute on Treasury Share Amounts

The Undersecretariat of Treasury and ICTA alleged that Company made deficient treasury share and contribution to the authority expenses payments in the past, the Company objected to these claims.

The Company has resolved the following within the scope of Provisional Article 13 added to the Telegraph and Telephone Law No.406 dated 4 February 1924 of the Law on the Amendment of Certain Tax Laws and Other Laws No. 7061 published in the Official Gazette dated December 5th, 2017: to restructure relevant disputes and their interest fees and to choose the method of increasing for relevant years’ legal payment amounts from the options in order to restructure relevant disputes and their interest fees for the periods for which examination is ongoing or has not been yet initiated. The Company applied for restructure, and according to the Law the Company submitted waiver petition or accepted the cases related to the restructured amounts. In some of the cases, the Courts already granted decisions in line with the petitions submitted by the Company and in the other pending cases, it is expected that the Courts shall grant decisions in line with the statement of waiver/acceptance of the aforementioned cases.

Based on the Laws stated above, the total amount, including principal and interest, calculated is TL 206,365 and is TL 209,159, respectively. The total payment including interest on installments is TL 436,300 and the payment will be made in 6 equal installments in two-month periods. First four installments were paid on 31 January, 2 April, 31 May 2018 and 31 July amounting to TL 69,254, TL 70,634, TL 72,014 and TL 73,394.

As of 30 September 2018, the remaining amount of TL 149,770 including the discount for the remaining installments is shown under trade and other payables in the financial statements.
(31 December 2017: TL 417,668).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

17.2	Disputes on Special Communication Tax and Value Added Tax

a)	Disputes on SCT for the year 2011

Large Tax Payers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Tax Payers Office has collected TL 80,355 calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations.

As per the Law no. 6736, the Company filed applications for the restructuring of penalties and interest on the SCT regarding the dispute on the tax, while the cases are pending before the court of appeal. Tax Office rejected the application for the year 2011. The Company also filed a case for the cancellation of aforementioned rejection act of the Tax Office for the year 2011. The case is pending as well as the cases regarding the cancellation of the SCT assessment for the year 2011.

b)	Disputes on SCT for the years 2013 and 2014 and effects of Law No. 7143

Tax assessments for prepaid card sales for 2013 and 2014 have been completed. The Company has been notified of the tax audit reports prepared at the end of the said investigations. The Company management has decided to benefit from Law No. 7143, which provides advantageous payment and discount provisions, regarding the criticized issues in the tax audit reports. As of 30 September 2018, there is a liability of TL 39,362 in the condensed consolidated financial statements for the payments to be made within the scope of 2013 and 2014 SCT. (31 December 2017:  TL 24,175).

On the other hand, the Company Management decided to apply for VAT and corporate tax base increase mechanism for 2017 due to Law Serial No. 7143. There is liability of TL 35,443 in the condensed consolidated financial statements and these amounts were paid by the Company on 1 October 2018.

c)	Disputes on SCT and VAT for the years 2015 and 2016

Turkish telecom sector players including Turkcell has been subjected to a limited tax audit with respect from VAT and SCT for 2015 and 2016. At the end of the tax audit process for the Company no issues to be criticized were identified for 2015. However, some of bundle offers and some services offered by the Company are subjected to criticism by tax authority for 2016. As of 30 September 2018, respectively tax claims arising from SCT and VAT amounting to TL 134,537 and TL 113,367 including the principal and penalty amounts have been notified to the Company. Administrative process has been initiated in accordance with the relevant legislation while reserving right to take legal action.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2018 (31 December 2017: None).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

17.3	Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees

ICTA commenced in-depth investigations, against the GSM operators for the years, 2004-2009, 2010-2011, 2012, 2013 and 2014. As a result of the investigations, ICTA imposed administrative fines to the Company amounting TL 11,240 in total and decided to warn the Company. The administrative fines were paid within 1 month following the notification of the decision of ICTA, with 25% discount. The Company filed lawsuits for the cancellation of aforementioned administrative fines and ICTA’s administrative acts. ICTA filed lawsuits against Company for the collection of the radio utilization and usage fee amount which was alleged that the Company paid deficiently.

The Company has resolved the following based on the Laws No. 7061 as explained in detailed note 17.1 to restructure radio fees which are in dispute and respective penalty, default interest regarding these disputes. The Company applied for restructure, and according to the Law The Company submitted waiver petition or accepted the cases related to the restructured amounts. The Courts granted decisions in line with the petitions submitted by the Company.

The total amount, including principal and interest, calculated within the scope of clause 2 is TL 158,340. The total payment including interest on installments is TL 166,257 and the payment will be made in 6 equal installments in two-month periods. First four installments were paid on 31 January, 2 April, 31 May 2018 and 31 July amounting to TL 26,390, TL 26,923, TL 27,455 and TL 27,988.

As of 30 September 2018, the remaining amount of TL 57,104 including the discount for the remaining instalments is shown under trade and other payables in the financial statements (31 December 2017: TL 157,446).

17.4	Disputes regarding the Law on the Protection of Competition

On the grounds of the investigation initiated by the Competition Board on the grounds that the Company violated the competitive environment through abusing its dominant position in the Turkish mobile market and it was decided to apply administrative fine amounting to TL 91,942 on the Company. A lawsuit was filed by the Company. The Court rejected the case.  The Company appealed the decision with the request of the stay of the execution.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 113,084 together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly. The cases are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits is uncertain, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2018 (31 December 2017: None).

17.5	Other ongoing lawsuits

Within condensed consolidated interim financial statements prepared as of 30 September 2018, obligations which are related to following ongoing disputes have been evaluated.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed to be less than probable, thus, no provision is recognized in the condensed consolidated interim financial statements as at and for the period ended 30 September 2018 (31 December 2017: None).

Subject	30 September 2018 Anticipated Maximum Risk (excluding accrued interest)	31 December 2017 Anticipated Maximum Risk (excluding accrued interest)	30 September 2018 Provision	31 December 2017 Provision
Disputes related with ICTA	13,367	13,367	-	-
Dispute related with the Ministry of Customs and Trade	138,173	-	-	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

18.	Related parties

Transactions with key management personnel:

Key management personnel comprise of the Group’s members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 30 September 2018 and 2017.

The Group provide additional benefits to key management personnel and contribution to retirement plans based on a pre-determined ratio of compensation.

	Nine months ended		Three months ended
	30 September 2018	30 September 2017	30 September 2018	30 September 2017

Short-term benefits (*)	70,965	45,791	34,687	20,671
Termination benefits	91	1,201	41	72
Long-term benefits	491	402	231	170
	71,547	47,394	34,959	20,913

(*) Includes share-based payment.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Transactions with related parties

	Nine months ended		Three months ended
Revenues from related parties	30 September 2018	30 September 2017	30 September 2018	30 September 2017
Sales to Kyivstar GSM JSC (“Kyivstar”)
Telecommunications services	37,859	18,701	16,898	7,160
Sales to PJSC MegaFon (“Megafon”)
Telecommunications services	12,804	3,821	5,702	1,622
Sales to Teliasonera International Carrier AB (“Telia”)
Telecommunications services	7,941	7,427	1,986	3,098
Sales to VimpelCom (BVI) Ltd. (“Vimpelcom”)
Telecommunications services	5,075	5,673	2,455	2,023
Sales to Azercell Telekom MMC (“Azercell”)
Telecommunications services (*)	256	1,223	-	661
Sales to other related parties	4,691	4,160	2,163	1,770
	68,626	41,005	29,204	16,334

(*) Azercell is not a related party effective from 5 March 2018.

	Nine months ended		Three months ended
Related party expenses	30 September 2018	30 September 2017	30 September 2018	30 September 2017
Charges from Kyivstar
Telecommunications services	53,986	28,943	22,800	10,926
Charges from Telia
Telecommunications services	6,047	2,872	-	218
Charges from Wind Telecomunicazioni
Telecommunications services	3,787	1,243	1,583	500
Charges from Megafon
Telecommunications services	3,751	3,440	2,337	1,396
Charges from Vimpelcom
Telecommunications services	2,751	5,620	959	2,398
Charges from Hobim Bilgi Islem Hizmetleri AS (“Hobim”)
Invoicing and archiving services	-	16,993	-	-
Charges from other related parties	5,296	6,970	517	2,868
	75,618	66,081	28,196	18,306

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

19.	Subsidiaries

Subsidiaries and associates of the Company as at 30 September 2018 and 31 December 2017 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		30 September	31 December
Name	Incorporation	Business	2018 (%)	2017 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Global Bilgi	Turkey	Customer relations management	100	100
Turktell	Turkey	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Turkey	Telecommunications, television services and content services	100	100
Turkcell Satis	Turkey	Sales and delivery	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji	Turkey	Research and development	100	100
Global Tower	Turkey	Telecommunications infrastructure business	100	100
Rehberlik	Turkey	Directory Assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Turkcell Europe	Germany	Telecommunications	100	100
Turkcell Odeme	Turkey	Payment services and e-money license	100	100
lifecell	Ukraine	Telecommunications	100	100
Turkcell Finansman	Turkey	Consumer financing services	100	100
Beltower	Republic of Belarus	Telecommunications Infrastructure business	100	100
Turkcell Enerji	Turkey	Electricity energy trade and wholesale and retail electricity sales	100	100
Paycell	Ukraine	Consumer financing services	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
TÖFAŞ (1)	Turkey	Payment services and e-money license	100	-
Turkcell Sigorta(3)	Turkey	Insurance agency activities	100	-
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech	Republic of Belarus	Research and development	78	78
Inteltek	Turkey	Information and Entertainment Services	55	55
Azerinteltek	Azerbaijan	Information and Entertainment Services	28	28
			Effective Ownership Interest
Associates	Country of		30 September	31 December
Name	Incorporation	Business	2018 (%)	2017 (%)
Fintur	Netherlands	Telecommunications investments	41	41
Türkiye’nin Otomobili (2)	Turkey	Electric passenger car development, production and trading activities	19	-
			Effective Ownership Interest
Joint Venture	Country of		30 September	31 December
Name	Incorporation	Business	2018 (%)	2017 (%)
Sofra (4)	Turkey	Meal coupons and cards	33	-

(1) On 16 February 2018, Turkcell Ozel Finansman A.S., which will grant loans within the framework of Islamic financing principles for purchases of goods and services, was incorporated under the laws of Republic of Turkey.

 (2) On 28 June 2018, Türkiye’nin Otomobili, which will develop and produce mainly electric passenger car and to carry out trading activities, was incorporated and accounted under investments in equity accounted investees in the condensed consolidated interim financial statements as at 30 September 2018.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the nine months ended 30 September 2018
(Amounts expressed in thousands of Turkish Liras unless otherwise stated. Currencies other than Turkish Liras are expressed in thousands unless otherwise stated.)

19.	Subsidiaries (continued)

(3) On 25 June 2018, Turkcell Sigorta Aracılık Hizmetleri A.S., which will engage in insurance agency activities, was incorporated.

(4) On 30 July 2018, Sofra, which will provide services via various means such as service coupons, meal coupons, meal card, electronic coupon and/or smart card, in vehicle payment, smart key, was incorporated and accounted under investments in equity accounted investees in the condensed consolidated interim financial statements as at 30 September 2018. Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş, BELBİM Elektronik Para ve Ödeme Hizmetleri A.Ş. and Posta ve Telgraf Teşkilatı A.Ş. (“PTT”) holds equal shareholding ratios of Sofra.

20.	Subsequent events

The Company has purchased 924,000 shares back on 5 October 2018 with a price range of TL 10.71 to TL 10.94 as part of the share buyback decision on 27 July 2016 and 30 January 2017. Total amount of the transactions are TL 9,998.

The Communiqué Regarding Amendment on the Communiqué Regarding Decree No. 32 on the Protection of the Value of the Turkish Lira Currency (Communiqué No: 2018-32/34) is published on the Official Gazette dated on 6 October 2018, numbered 30557 and became effective as of the publication date. According to the Communiqué, The Company has converted its foreign currency contract prices to TL for which the amount agreed by the parties or certain to be agreed by parties. In this context, as of 30 September 2018, TL 389,757 foreign currency lease liabilities are adjusted as TL 190,632 in the condensed consolidated interim financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 25, 2018	By:	/s/Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Investor Relations & Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 25, 2018	By:	/s/Osman Yilmaz
		Name:	Osman Yilmaz
		Title:	Finance - Executive Vice President (Acting)

TURKCELL ILETISIM HIZMETLERI A.S.

Date: October 25, 2018	By:	/s/Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Reporting Director